Filed by Henderson Group plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Janus Capital Group Inc.

Commission File Number: 001-15253

Date: February 9, 2017

FULL-YEAR RESULTS 2016

9 February 2017

Henderson Group plc (Henderson or the Group) published its Full Year Results for the year ended 31 December 2016 on 9 February 2017.

The comments below refer to the period from 1 January 2016 to 31 December 2016 (the period) unless otherwise stated.

Financial highlights

•                  Assets under management (AUM) at 31 December 2016 up 10% to £101.0bn (31 December 2015: £92.0bn)

•                  Net outflows for the year of £4.0bn (2015: £8.5bn net inflows)

•                  Underlying profit before tax of £212.7m (2015: £220.0m)

•                  Underlying diluted EPS of 15.2p (2015: 17.2p)

•                  Capital above regulatory requirement of £69.0m, following FCA review

•                  Board recommends a final dividend of 7.30p per share to take the total dividend for the year to 10.5p per share.

Business update

•                  Strong long-term investment performance despite challenging market conditions: 77% of funds outperforming relevant metrics over three years(1) as at 31 December 2016

•                  Institutional inflows reflect success of new investment teams and increasingly diverse client base

•                  Transformational merger announced with Janus Capital, positioning the Group for future growth.

Andrew Formica, Chief Executive, Henderson Group:

“Henderson has delivered resilient financial performance in a year of extraordinary turbulence in politics and financial markets. It is testament to our strategic progress over the past three years that we report assets under management and management fees at record levels — progress that has enabled us to continue to move forward through the proposed merger with Janus Capital Group.  We are well advanced on our integration planning and are on track to complete the merger by the end of May.

“In Janus Henderson we are building an investment manager centred on delivering for our clients, that creates opportunities for our colleagues and retains the freedom to innovate, change and grow. I very much look forward to working even more closely with Dick Weil and our new colleagues from Janus.”

Underlying profit, while not a GAAP measure, in the opinion of the Directors gives relevant information on the profitability of the Group and its ongoing operations. Statutory profit before tax was £139.2m (31 December 2015: £167.9m). Statutory diluted EPS was 9.8p (31 December 2015: 14.1p). A reconciliation between underlying profit and total GAAP profit is presented in the Consolidated Income Statement.

(1)         Percentage of funds, on an asset-weighted basis, that are outperforming relative to benchmark, percentile ranking or absolute where appropriate and includes Henderson UK Property PAIF.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

For the year ended 31 December 2016.

These results for announcement to the market include the information required as part of the Preliminary Final Report to be provided to the ASX under Listing Rule 4.3A and Appendix 4E.

The results for Henderson Group plc for announcement to the market are as follows:

Amounts in £m unless otherwise stated	Year ended 31 December 2016 (audited)	Year ended 31 December 2015 (audited)	Change %
Management fees (net of commissions)	505.9	468.3	+8
Performance fees	40.4	98.7	(59)
Other income	37.4	34.8	+7
Net fee income	583.7	601.8	(3)
Income/(loss)from associates and joint ventures	0.5	(0.2)	+350
Finance income	10.5	17.3	(39)
Net income	594.7	618.9	(4)
Employee compensation and benefits	(255.2)	(268.6)	(5)
Non-staff operating expenses	(123.5)	(118.2)	+4
Total operating expenses	(378.7)	(386.8)	(2)
Finance expenses	(3.3)	(12.1)	(73)
Total underlying expenses	(382.0)	(398.9)	(4)
Underlying profit before tax(1)	212.7	220.0	(3)
Acquisition related and non-recurring items from total operations before tax	(73.5)	(52.1)	+41
Profit before tax	139.2	167.9	(17)
Tax charge on underlying profit	(43.0)	(22.9)	+88
Tax credit on acquisition related and non-recurring items	13.4	16.2	(17)
Total tax charge	(29.6)	(6.7)	+342
Total profit after tax	109.6	161.2	(32)

Operating margin(2) (%)	35.1	35.7	(2)
Compensation ratio(3) (%)	43.7	44.6	(2)
Earnings per share (non-GAAP)(1), (4)
Basic(5)	15.6	18.0	(13)
Diluted(6)	15.2	17.2	(12)

Assets under management (AUM)

	1Q16—3Q16				4Q16
£m	Opening AUM 1 Jan 2016	Net flows	Market/ FX	Closing AUM 30 Sep 2016	Net flows	Market/ FX	Closing AUM 31 Dec 2015
Retail	56,915	(2,403)	6,023	60,535	(2,213)	1,031	59,353
Institutional	35,070	(247)	5,555	40,378	854	366	41,598
Total	91,985	(2,650)	11,578	100,913	(1,359)	1,397	100,951

(1)         Underlying profit, while not a GAAP measure, in the opinion of the Directors, gives relevant information on the profitability of the Group and its ongoing operations.

(2)         Net fee income from operations less total operating expenses from operations divided by net fee income from operations.

(3)         Employee compensation and benefits from continuing operations divided by net fee income from operations, calculated on an underlying profit basis.

(4)         Based on underlying profit after tax attributable to owners of the parent.

(5)         Based on weighted average number of shares in issue less weighted average number of own shares held during the period.

(6)         Based on weighted average number of shares in issue less weighted average number of own shares held during the period adjusted for the dilutive potential of share awards and share options.

Dividends

On 8 February 2017, the Board of Directors of Henderson Group plc (the Board) recommended a final dividend in respect of the year ended 31 December 2016 of 7.30 pence per share (2015: 7.20 pence per share). Henderson Group plc does not offer a dividend reinvestment plan.

	Amount per security pence	Franked amount per security pence
2016 interim dividend (paid on 16 September 2016)	3.20	—
Recommended 2016 final dividend	7.30	—
Record date	5 May 2017
Payment date	19 May 2017

Henderson operates a progressive dividend policy, and expects to grow ordinary dividends broadly in line with earnings over the medium term.

Net tangible assets per ordinary share

	31 December 2016 pence	31 December 2015 pence
Net tangible assets per ordinary share	38	32

Net tangible assets are defined by the ASX as being total assets less intangible assets less total liabilities ranking ahead of, or equally with, claims of ordinary shares.

Audit

This Appendix 4E has not been audited but is based upon financial statements which have been audited. The financial statements, together with the audit report, which is unqualified, will be made available with the Henderson Group plc 2016 Annual Report, which will be published on 2 March 2017.

Market briefing

Management will present these results on 9 February 2017 at 7.15pm (Sydney time) / 8.15am (London time).

Webcast details

You can log on to a webcast of the results briefing which will start at 7.15pm (Sydney time) / 8.15am (London time). Go to www.henderson.com/ir and click on the relevant link on the homepage. An archive of the webcast will be available shortly after the event.

Teleconference details

We recommend participants start dialling in 5-10 minutes prior to the start of the presentation.

To telephone link-up to the briefing, dial one of the following numbers from 7.00pm (Sydney time) / 8.00am (London time):

From:
United Kingdom	0800 376 7922 (free call)
Australia	1800 092 439 (free call)
All other countries	+44 (0) 20 7192 8000 (this is not a free call number)
Conference title	Henderson Group, 2016 Full Year Results Briefing
Conference ID	50842814
Chairperson	Andrew Formica

A replay archive of the briefing will be available on the Henderson Group website shortly after the event: www.henderson.com/ir

Further information
Investor enquiries: Miriam McKay, Head of Investor Relations +44 (0) 20 7818 2106 miriam.mckay@henderson.com	Media enquiries: Angela Warburton, Global Head of Communications +44 (0) 20 7818 3010 angela.warburton@henderson.com

Louise Curran, Investor Relations Manager +44 (0) 20 7818 5927 louise.curran@henderson.com	United Kingdom: FTI Consulting Andrew Walton +44 (0) 20 3727 1514

or HendersonInvestorRelations@henderson.com	Asia Pacific: Honner Rebecca Piercy +61 (0) 2 8248 3740

About Henderson

Henderson is an independent global asset manager, specialising in active investment. Named after its first client and founded in 1934, Henderson is a client-focused global business with over 1,000 employees worldwide and assets under management of £101.0bn (31 December 2016). Its core areas of investment expertise are European Equities, Global Equities, Global Fixed Income, Multi-Asset and Alternatives.

Henderson is dual-listed on the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE) and has a market capitalisation of approximately £2.5 billion (February 2017).

Further information can be found at www.henderson.com/ir.

Forward looking statements

This announcement contains forward-looking statements with respect to the financial condition, results and business of Henderson Group plc. By their nature, forward-looking statements involve risk and uncertainty because they relate to events, and depend on circumstances, that will occur in the future. Henderson’s actual future results may differ materially from the results expressed or implied in these forward-looking statements. Nothing in this announcement should be construed as a profit forecast.

The content of the websites referred to in this announcement is not incorporated into and does not form part of this announcement. Nothing in this announcement should be construed as, or is intended to be, a solicitation for or an offer to provide investment advisory services.

Chief Executive’s review

2016 was a significant year for world economies and the political order, which also marked a major step in the history of Henderson.

2016 was defined by an unprecedented rise in anti-establishment populism which reasserted itself on the political scene and in turn on markets. As an independent, active fund manager, we do not pretend to be able to predict these seismic shifts in global markets. When they occur, our role is to support our clients by living and breathing our Knowledge.Shared brand promise, and by protecting our clients’ investments to the best of our ability. Deep and trusting relationships, as well as investment performance, differentiate what we do.

The UK’s referendum vote to leave the European Union (EU) in June 2016 came as a shock to most participants in the financial services industry. It will be many years before the effects of this decision are truly apparent, but in the short term, the operational implications for Henderson are relatively contained. We will continue to serve our European Retail clients through our EU-based product range, managed from Luxembourg, and do not expect any immediate change in our relationship with our Institutional clients.

Market conditions proved challenging for our investment management teams this year. On a three year basis, 77% of our assets outperformed, demonstrating that we continue to deliver exceptional long term track records for our clients. On a one year basis, performance was not as good, with 50% of assets outperforming.

One year performance was weakest in our European Equities and Global Equities capabilities. At the beginning of 2016, some of our biggest European funds saw a period of poor investment performance as concerns over China and a rally in the energy sector heavily impacted markets. In Global Equities, performance in many of our funds suffered throughout the year because of their lack of exposure to the US and the US dollar. In both areas however, we have a wide range of investment teams with independent investment styles and theses, which means that even in tough market conditions we continue to have interesting investment ideas to discuss with our clients.

Whether our performance is good or poor, we always make sure that our clients have frequent access to our managers, both in person and digitally, to make sure that they remain well informed. Strong client relationships can help mitigate the effects of poor short-term investment performance.

Investment outperformance

	1 year(1)	3 years(1)
European Equities	26%	86%
Global Equities	34%	70%
Global Fixed Income	80%	76%
Multi-Asset	48%	42%
Alternatives	62%	99%
Total	50%	77%

Note

(1)         Percentage of funds, asset-weighted, that are outperforming based on the relevant metric: peer percentile ranking for Retail, positive for absolute return, positive versus benchmark for Institutional.

Assets under management reached a record £101.0bn, driven by positive markets and FX movements.

In terms of client demand, we experienced outflows from our Retail client base this year mainly as a result of a global pull-back from exposure to European assets. This was in sharp contrast to last year, where our well-regarded European capabilities saw us deliver industry-leading growth and market share gains. Whilst disappointing, we see this as a result of the current environment rather than a longer-term trend.

Flows from Institutional clients improved significantly in the course of 2016 as the investments we have been making in Institutional strategies started to bear fruit. The most successful new team this year was the Emerging Markets Equity team, but we also saw flows into technology, fixed income, property securities and absolute return strategies. We are seeing increased geographic diversity in our Institutional business, notably in the US and Australia, helped by the acquisition of Geneva Capital Management in the US in 2014 and the Perennial funds in Australia in 2015.

Growth and Globalisation — mid-point review

June 2016 marked the mid-point in our five year growth and globalisation plan. By continuing to deliver strong investment performance and service to our clients, and by investing in our business, we aimed to double our AUM by 2018. By December 2016, our AUM stood at £101.0bn, an increase of 59% since the start of our strategy. At 5%, organic growth in net new client money in the period was ahead of the industry. We have created a stronger and better diversified business, with significantly improved potential for future growth.

A sea change — merger with Janus Capital Group

2016 marks a sea change for Henderson. In a fast-changing, unpredictable marketplace, every asset manager is seeking to remain relevant to their clients, and to adapt to constant structural changes and challenges in our industry. To do so, we need to provide broader investment expertise, greater choice of investment offering, and exemplary client service, delivered as and when our clients expect it. In terms of industry evolution, this year has illustrated the scale of the challenge facing active investment managers. Trends include ever-increasing flows of client money into passive funds, radical advances in technology which could revolutionise the way asset managers do business, and major regulatory initiatives in Europe and the US making further calls on the financial and operational resources of every firm.

The regulatory landscape in which we operate continues to evolve. Competition, conduct and capital remain central to reform and the regulators are continuing to undertake reviews into products and markets. The preliminary findings of the FCA’s recent market study on the asset management sector centre around ensuring that investment products offer consumers value for money. During 2017 and looking ahead to 2018, our governance framework will transform, recognising both the proposed merger and the implementation of the FCA’s Senior Managers and Certification Regime.

It is against this backdrop that the teams at Henderson and Janus announced our intention to merge our businesses. Both businesses start from a position of strength. Henderson, through our Growth and Globalisation strategy, and Janus, through their Intelligent Diversification strategy, have invested substantially in expertise and infrastructure in recent years to create global active investment management franchises, capable of delivering substantial value to clients.

Together, we will create a Top 50 global asset manager which will manage over US$322bn on behalf of our clients. The two businesses are deeply complementary in terms of investment management capabilities and distribution reach, and will be able to deliver the diversification and economies of scale necessary to succeed in global markets. Ours is a merger that creates significant benefits for our clients, increases opportunities for our staff, and provides demonstrable value for shareholders — in the short-term through cost synergies but much more significantly, through enhanced growth prospects in the longer term. It is a truly transformative step for both companies.

I am looking forward to my new role in Janus Henderson Investors, as co-CEO with Dick Weil, the current CEO of Janus. Dick and I have a shared vision for Janus Henderson, based on relentless client focus, superior risk-adjusted investment returns across a broad range of investment styles, supported by best-in-class client service, the nurturing of employee talent and embedding a deeply collaborative culture. Much work lies ahead of us, but we are excited to be taking this step forward together, to create benefits for our clients, opportunities for our employees and value for our shareholders.

I want to finish by paying tribute to all my colleagues at Henderson for their hard work over the past year. It is a privilege to lead such a talented team on the next stage of Henderson’s journey.

Andrew Formica

Chief Executive Officer

Financial review

Since the launch of our Growth and Globalisation strategy at the end of 2013, we have improved the quality and quantity of our earnings.

Financial performance

Henderson achieved underlying profit before tax of £212.7m, a decrease of 3% (2015: £220.0m) driven by lower underlying net income.

Underlying net income was £594.7m, down 4%. This reduction was driven by lower performance fees of £40.4m (2015: £98.7m) in a period of significant market volatility, partially offset by higher management fees.

Management fees — our principal revenue stream — increased by 8% to £505.9m, primarily driven by market and FX gains in 2016 as well as strong flows in 2015.

Management fee margins fell to 53.0bps, largely due to business mix and one-off effects.

Total operating expenses decreased by 2% to £378.7m, demonstrating the Group’s ability to control costs.

A 16% decrease in variable compensation, reflecting business performance, was partially offset by increased fixed employee compensation as a result of 2015 headcount increases, FX and wage inflation.

Non-staff operating expenses increased by 4%.

The Group delivered an operating margin of 35.1% (2015: 35.7%), in line with the first half.

Our compensation ratio improved to 43.7% (2015: 44.6%), reflecting lower variable compensation.

Underlying profit after tax decreased by 14% to £169.7m, primarily reflecting an increased tax charge for the period of £43.0m. The resulting effective tax rate for the period was 20.2%, in line with guidance.

Diluted underlying EPS decreased by 12% to 15.2 pence, primarily driven by a higher effective tax rate and lower underlying profits.

Financial KPIs (on underlying operations)	2016
3 year investment performance	77%
Net fund flows	(£4.0bn)
Management fee margin	53.0bps
Compensation ratio	43.7%
Operating margin	35.1%
Profit before tax	£212.7m
Diluted EPS	15.2p

				£m
AUM by channel	Opening AUM 1 Jan 16	Net flows	Market/ FX	Closing AUM 31 Dec 16
Retail	56,915	(4,616)	7,054	59,353
Institutional	35,070	607	5,921	41,598
Total	91,985	(4,009)	12,975	100,951

Net flows by product	£m
Retail	(4,616)
UK OEICs/Unit Trusts/Other(1)	(1,002)
SICAVs	(2,584)
US Mutuals	(1,128)
Investment Trusts	98
Institutional	607
Total	(4,009)

(1)   Other includes Investment Trusts, Australian Managed Investment Schemes and Singapore Mutual funds.

AUM and flows

The Group’s total AUM as at 31 December 2016 was £101.0bn, reflecting net outflows of £4.0bn, and positive market and FX movements of £13.0bn.

Against a challenging backdrop of market volatility and political uncertainty, Retail flows were negative in 2016, with net outflows of £4.6bn. At the start of the year, clients reduced their risk appetite and demand for European assets moderated. This theme continued throughout the year as political events unfolded, most notably the UK’s referendum on EU membership and the US Presidential election.

In the UK, the Group saw an increase in outflows in the aftermath of the referendum, as political and market uncertainty intensified. Most notably, the Group saw an acceleration of outflows from the Henderson UK Property Fund and trading was suspended on 5 July 2016, allowing the fund to dispose of assets and rebuild liquidity. The fund re-opened on 14 October 2016, with modest redemptions.

Encouragingly, the diversity of the Group’s product range helped to mitigate the impact of the referendum, with demand for UK absolute return and fixed income strategies. The Group also benefited from positive flows in the Australian Retail fund range, captured within the Group’s ‘UK OEICs/Unit Trusts/ Other’ product line.

Retail SICAV flows turned negative in 2016, as clients reduced their exposure to European assets and held higher proportions of their portfolios in cash. Outflows were most acute in the last week of June 2016, immediately after the UK referendum.

US mutual fund flows were broadly flat for the first half of the year but turned negative following the UK referendum. Fund outflows accelerated in the second half of the year, reflecting a reversal in demand for non-US assets and the outcome of the US Presidential election.

The Institutional business had a successful year, with positive net flows of £0.6bn.

Despite net outflows at the start of the year driven by previously notified redemptions and the closure of funds in areas of limited client demand, flows were particularly strong in the second half, reflecting the Group’s continued success in its core

UK business and an increasingly global client base in Continental Europe, the US and Australia. Most notably, the Group saw early success in its Global Emerging Markets strategy.

Whilst it remains difficult to predict the trajectory of Institutional flows, it was encouraging to see increasingly diverse sources of flow this year, by client, geography and strategy. Pleasingly, the pipeline of new business — notified but unfunded — remains strong following the recent announcement of the recommended merger of equals with Janus and we are excited about our future prospects in this key segment.

Overall market and FX movements for the period totalled £13.0bn driven by positive markets and currency translation gains — a benefit from our increasingly global business mix and Sterling weakness.

Although 2016 was a challenging year for Henderson and its clients, Henderson delivered 5% net new money growth (excluding Property related AUM with the exception of Henderson UK Property PAIF) over the three years to 31 December 2016 — a positive result in light of muted industry growth.

The increasing diversity of the business by product, client base and geography means that the Group has a strong foundation for the future.

Income drivers (underlying)	2016 £m	2015 £m
Income
Management fees (net of commissions)	505.9	468.3
Performance fees	40.4	98.7
Other income	37.4	34.8
Net fee income from continuing operations	583.7	601.8
Income/(loss) from associates and joint ventures	0.5	(0.2)
Finance income	10.5	17.3
Net income from continuing operations	594.7	618.9

Expense drivers (underlying)	2016 £m	2015 £m
Expenses
Fixed employee compensation and benefits	113.3	99.9
Variable employee compensation and benefits	141.9	168.7
Total employee compensation and benefits	255.2	268.6
Non-staff operating expenses	123.5	118.2
Total operating expenses	378.7	386.8
Finance expenses	3.3	12.1
Total expenses	382.0	398.9

Management fees and fee margins

Management fees were up 8% to £505.9m (2015: £468.3m). The principal positive drivers were market movements and currency translation benefits in the period, the Australian acquisitions in November 2015 and strong flows in 2015, partially offset by outflows in 2016. The negative drivers were one-off adjustments to fees and rebates, a reclassification of certain elements of US mutual fund fees to other income and general margin reduction.

The Group’s management fee margin averaged 53bps in 2016, a decrease of 2bps on the 2015 exit rate (55bps), largely attributable to one-off adjustments to management fees and mix shifts in the second half — Retail outflows coupled with an increase in Institutional AUM. As a result, the Retail exit margin declined to 71bps. The Institutional exit margin saw a small decline to 25bps.

Performance fees

In 2016, long-term investment performance held up well in difficult market conditions, with 77% of funds outperforming on a three year basis. One year performance was more challenged, with 50% of funds outperforming.

Henderson delivered performance fees of £40.4m, a decrease from the exceptional level reported in 2015 (£98.7m).

In 2016, the Group saw lower performance fees from SICAVs and its offshore absolute return range. In the SICAV range, performance fees were lower for the Henderson Gartmore UK Absolute Return fund and no performance fees were paid on some of the European equity long only funds including Henderson Pan European Alpha and Henderson Horizon Pan European Equity, which generated significant performance fees in 2015. A reduction in offshore absolute return performance fees was largely attributable to the closure of the Japanese Absolute Return funds in the first quarter and lower performance fees elsewhere in the range.

Performance fees in 2016 were generated from 52 funds and accounted for 7% of net fee income (2015: 16%).

The Group continues to generate performance fees from a diverse range of products, creating a solid foundation for the future.

Other income and income from associates and joint ventures

In 2016, other income rose from £34.8m to £37.4m, an increase of 7% largely due to a re-allocation of income from management fees. The largest component of this line item is a general administration charge to UK funds.

Income from associates and joint ventures increased from a £0.2m loss in 2015 and turned positive at £0.5m in 2016 due to the results of Northern Pines following closure of the joint venture in early 2016.

Total operating expenses

Total operating expenses decreased by 2% to £378.7m, largely driven by a 5% decrease in employee compensation and benefits.

The reduction in employee compensation and benefits was driven by lower variable employee compensation and benefits, which were down 16% to £141.9m. The fall in variable compensation, despite higher bonus deferral amortisation in comparison to 2015, reflects weaker business performance, principally investment performance and flows.

Fixed employee compensation increased by 13% to £113.3m, primarily reflecting investments made in the second half of 2015 — notably the acquisitions in Australia — and a wage increase averaging 3%. Adverse currency movements contributed £3.4m or 3% to the increase in fixed staff costs.

The Group’s resulting compensation ratio for the period was 43.7%.

Non-staff operating expenses increased by 4% to £123.5m, reflecting higher information technology and investment administration costs.

Finance income and expenses

Finance income decreased from £17.3m in 2015 to £10.5m in 2016. The decrease primarily reflects the prior year £10.9m one-off gain on seed capital invested in the property funds sold to TIAA-CREF as part of the sale of the Group’s 40% stake in TH Real Estate.

Finance expenses decreased from £12.1m in 2015 to £3.3m in 2016, following repayment of the £150.0m 2016 Senior Notes in March 2016.

Acquisition related and non-recurring items

The acquisition related and non-recurring items are disclosed separately from that of the Group’s underlying profit to enable the users of our financial statements to better understand the components of our total profit.

These costs totalled £60.1m after tax (2015: £35.9m) and are primarily attributable to intangible amortisation of previously acquired investment management contracts. In 2016, the Group recognised non-recurring costs of £12.2m before tax relating to deal and integration expenses due to the proposed merger with Janus Capital.

Tax

The Group’s policy is to ensure that profits are subject to tax in accordance with applicable tax laws and regulations in the jurisdictions in which it operates.

The tax charge on the Group’s underlying profit for 2016 was £43.0m, resulting in an effective tax rate of 20.2% (2015: 10.4%) in comparison to a UK corporation tax rate of 20.0% (2015 pro-rata: 20.25%).

In 2016, the Group saw an increase in its effective tax rate reflecting changes in the Group’s global tax profile, growth in higher tax jurisdictions and non-recurrence of one-off credits, which reduced the effective tax rate in 2015. We expect the Group’s effective tax rate to remain near the UK tax rate up until the proposed merger.

Liquidity and capital management

Total cash and cash equivalents at 31 December 2016 were £244.0m, a decrease from £381.6m reported in 2015.

The Group repaid the £150.0m 2016 Senior Notes in March 2016 from cash resources. To ensure the Group had access to sufficient liquidity following repayment, Henderson entered into a one year revolving credit facility for £30.0m. In February 2017, the facility was extended for a further one year period. Currently, there are no amounts drawn down under this facility. Should the recommended merger with Janus Capital complete, it is anticipated that the revolving credit facility will be replaced with a facility for the combined Group.

Unrestricted cash stood at £225.7m after excluding cash held in consolidated structured entities.

In 2016, the Group generated cash flows from operating activities of £178.7m. These were offset by cash flows from investing activities of £54.4m, primarily in relation to seed capital investments, consolidated structured entities and hedging, and an outflow of £280.9m from financing activities, largely reflecting repayment of the 2016 Senior Notes and dividend payments.

The Group is subject to regulatory oversight by the FCA and overseas regulatory bodies. The Group ensures it is compliant with its regulatory obligations at all times. Until April 2016, the Group operated under an investment firm waiver from consolidation supervision. In February 2017, Henderson received feedback from the FCA following its review of the Group’s capital position. Henderson’s standalone capital requirement is £216.0m, resulting in capital above regulatory requirement of £69.0m as at 31 December 2016 (2015: £100.0m based on Henderson’s internal calculations). This includes a deduction for the 2016 final dividend.

Henderson is committed to the active management of its cash and capital resources. The strength of its capital position gives flexibility around the deployment of cash and capital, be that via organic growth, inorganic investment or returns to shareholders.

Despite announcing the intention to buy back shares to the value of £25m in the second half of 2016, the Group decided to cease its on-market share buyback programme following the announcement of the recommended merger of equals with Janus.

Dividend

The Group operates a progressive ordinary dividend policy and expects to grow ordinary dividends broadly in line with underlying earnings growth over the medium term.

The Board declared an interim dividend of 3.20 pence per share and is recommending a final dividend for 2016 of 7.30 pence per share, bringing total dividends for 2016 to 10.50 pence per share. The proposed final dividend will be paid on 19 May 2017 to shareholders on the register on 5 May 2017.

On 24 January 2017, the Group announced its intention to pay Henderson shareholders an extraordinary dividend, reflecting its first quarter 2017 earnings, prior to the closing of the merger. The anticipated dividend payment will be of commensurate value to any Janus first quarter 2017 dividend, and remains subject to final Henderson Board approval.

Summary of movements in AUM

£m	Opening AUM 1 Jan 2016	Net flows	Market/FX	Closing AUM 31 Dec 2016	Closing AUM net management fee bps(1) 31 Dec 2016
Retail
UK OEICs/Unit Trusts/Other(2)	23,358	(1,002)	2,057	24,413
SICAVs	19,328	(2,584)	2,956	19,700
US Mutuals	8,647	(1,128)	1,454	8,973
Investment Trusts	5,582	98	587	6,267
Total Retail	56,915	(4,616)	7,054	59,353	71
Institutional
UK OEICs/Unit Trusts	9,742	254	1,123	11,119
SICAVs	1,565	(267)	126	1,424
Australian MIS	1,499	(96)	301	1,704
Offshore Absolute Return Funds	2,397	(523)	432	2,306
Managed CDOs	102	(15)	16	103
Segregated Mandates	19,653	1,277	3,909	24,839
Private Equity Funds(3)	58	(6)	3	55
Other(4)	54	(17)	11	48
Total Institutional	35,070	607	5,921	41,598	25

Group total	91,985	(4,009)	12,975	100,951	52

Total asset class
Equities(5)	60,891	(3,003)	9,672	67,560	64
Fixed Income(6)	26,841	(126)	3,370	30,085	26
Property(7)	4,171	(859)	(74)	3,238	n/a
Private Equity(3)	82	(21)	7	68	n/a
Total Group	91,985	(4,009)	12,975	100,951	52

Absolute Return analysis
Retail	5,549	557	654	6,760
Institutional	3,402	(640)	496	3,258
Total Absolute Return	8,951	(83)	1,150	10,018

Five year financial summary (unaudited)

	FY16 £m	FY15 £m	FY14 £m	FY13 (restated)(8) £m	FY12 (restated) (8) £m
Income
Management fees (net of commissions)	505.9	468.3	403.5	331.9	301.9
Performance fees	40.4	98.7	82.8	94.5	30.4
Other income	37.4	34.8	32.5	34.9	39.2
Net fee income from continuing operations	583.7	601.8	518.8	461.3	371.5
Income/(loss) from associates and joint ventures	0.5	(0.2)	5.1	1.8	—
Finance income	10.5	17.3	10.1	10.2	14.1
Net income from continuing operations	594.7	618.9	534.0	473.3	385.6
Expenses

Fixed employee compensation and benefits(8)	(113.3)	(99.9)	(88.4)	(80.6)	(83.3)
Variable employee compensation and benefits	(141.9)	(168.7)	(143.6)	(128.8)	(70.6)
Employee compensation and benefits	(255.2)	(268.6)	(232.0)	(209.4)	(153.9)
Investment administration	(34.0)	(31.6)	(30.2)	(24.4)	(24.8)
Information technology	(24.0)	(20.0)	(17.1)	(17.1)	(14.4)
Office expenses	(17.8)	(16.9)	(15.0)	(13.7)	(13.3)
Depreciation	(6.0)	(5.2)	(4.7)	(3.2)	(2.8)
Other expenses(8)	(41.7)	(44.5)	(35.6)	(28.9)	(35.5)
Total operating expenses from continuing operations	(378.7)	(386.8)	(334.6)	(296.7)	(244.7)
Finance expenses	(3.3)	(12.1)	(11.6)	(11.1)	(14.3)
Total expenses from continuing operations	(382.0)	(398.9)	(346.2)	(307.8)	(259.0)
Underlying profit before tax from continuing operations(9), (10)	212.7	220.0	187.8	165.5	126.6
Underlying profit before tax from discontinued operation	—	—	7.6	24.6	26.4
Underlying profit before tax from total operations(9), (10)	212.7	220.0	195.4	190.1	153.0
Tax on underlying profit from continuing operations	(43.0)	(22.9)	(20.6)	(17.9)	(15.3)
Tax on underlying profit from discontinued operation	—	—	(1.3)	(2.9)	(4.2)
Total underlying profit after tax(9), (10)	169.7	197.1	173.5	169.3	133.5
Acquisition related items	(57.1)	(59.6)	(57.0)	(58.4)	(64.1)
Non-recurring items	(16.4)	7.5	145.0	(4.3)	13.8
Tax on acquisition related items	12.0	12.7	11.2	17.9	18.5
Tax on non-recurring items	1.4	3.5	(14.2)	0.6	4.7
Non-recurring tax credit	—	—	—	—	—
Total acquisition related and non-recurring items after tax	(60.1)	(35.9)	85.0	(44.2)	(27.1)
Total profit(10)	109.6	161.2	258.5	125.1	106.4
Attributable to:
Equity owners of the parent	109.6	161.2	258.5	125.1	106.2
Non-controlling interests	—	—	—	—	0.2
Continuing KPIs
Operating margin(11) (%)	35.1	35.7	35.5	35.7	34.1
Compensation ratio(8), (12) (%)	43.7	44.6	44.7	45.4	41.4
Average number of full-time employees	1,009	955	875	812	861
Assets under management (AUM) at year end (£bn)	101.0	92.0	81.2	63.7	53.9
Average AUM for the year for margin calculations on continuing basis (£bn)	95.5	83.6	69.9	59.0	53.4
Management fee margin (bps)	53.0	56.0	57.8	56.3	56.5
Total fee margin (bps)	61.1	72.0	74.3	78.2	69.6
Net margin(13) (bps)	22.3	26.3	26.9	28.1	23.7
Basic and diluted earnings per share (EPS)(10)
Weighted average number of ordinary shares for basic EPS (m)	1,091.1	1,093.1	1,085.2	1,058.8	1,034.0
Weighted average number of ordinary shares for diluted EPS (m)	1,115.4	1,143.0	1,139.8	1,137.0	1,082.0
Basic on total underlying profit(9), (14) (p)	15.6	18.0	16.0	16.0	12.9
Basic on continuing underlying profit(9), (14) (p)	15.6	18.0	15.4	13.9	10.8
Basic (p)	10.0	14.7	23.8	11.8	10.3
Diluted on total underlying profit(9), (14) (p)	15.2	17.2	15.2	14.9	12.3
Diluted on continuing underlying profit(9), (14) (p)	15.2	17.2	14.7	13.0	10.3
Diluted (p)	9.8	14.1	22.7	11.0	9.8
Dividend per share (p)	10.50	10.30	9.00	8.00	7.15
Investment performance(15)
Funds at or exceeding benchmark over one year (%)	50	78	66	78	73
Funds at or exceeding benchmark over three years (%)(16)	77	81	83	81	69

Notes

(1)   Closing management fee bps excludes joint venture and associates AUM.

(2)   Includes Australian Managed Investment Schemes (MIS), Singapore Mutuals and Retail Segregated Mandates.

(3)   Private Equity funds’ closing AUM is based on 30 September 2016 valuations.

(4)   Solely US Mutuals.

(5)   Equities includes Multi-Asset and Commodities.

(6)   Fixed Income includes Cash.

(7)   Includes AUM of the Henderson UK Property PAIF which is sub-advised by TH Real Estate.

(8)   Certain items (including training and recruitment agency costs) were reclassified from employee compensation and benefits to other expenses in 2014. There was no impact on prior year profits. Prior year comparatives were restated.

(9)   Underlying profit, while not a GAAP measure, in the opinion of the Directors, gives relevant information on the profitability of the Group and its ongoing operations.

(10) Figures on these line items for the years ended 31 December 2016, 2015 and 2014 are audited; figures for the years ended 31 December 2013 and 2012 were audited and restated.

(11)  Net fee income from continuing operations less total operating expenses from continuing operations divided by net fee income from continuing operations.

(12)  Employee compensation and benefits from continuing operations divided by net fee income from continuing operations, calculated on an underlying profit basis.

(13)  Net margin calculated on underlying profit before tax from continuing operations divided by average assets under management.

(14)  Based on underlying profit after tax attributable to owners of the parent.

(15)  Asset-weighted performance of funds measured over one and three years to 31 December 2016. Performance for 2016 through to 2013 includes Henderson UK Property PAIF — all prior periods include Property and Henderson UK Property PAIF performance.

(16)  FY13 performance data reflects a minor restatement, previously reported as 82%.

Key performance indicators

We measure our strategic and operational progress through a set of indicators that focus on core performance factors.

KPI 1
Treating customers fairly (TCF)

Link to strategy

With our clients’ needs at the heart of everything we do, we continue to strive to meet the expectations of our clients and their customers and to embed the fair treatment of customers into the firm’s business model.

Embedding is measured using monthly management information to derive a ‘Red Amber Green’ (RAG) rating for each of the six FCA TCF outcomes.

Performance

Our continued focus on meeting customer expectations has proactively identified a number of specific areas for enhancement which were addressed over the year (Outcome 5).

Key customer-focused initiatives have included:

•                  Henderson has taken a central role in co-ordinating industry feedback to regulators and industry bodies from both product manufacturers and distributors on important customer-focused regulatory change such as MiFID II

•                  Continued engagement with the Henderson Customer Panel — providing a real time dialogue with 600+ of our UK direct Retail clients — to help better understand their needs and inform the launch of products and services

•                  Customer Interests Staff Survey on performance in achieving client goals showed an improved response rate at 87% (2015: 84%, 2014 (UK only): 71%).

KPI 2
Investment performance over 1 and 3 years (%)

Link to strategy

Strong investment performance underpins our growth strategy, our reputation and our ability to attract net new money from clients. We measure the percentage of our assets at or exceeding the relevant metric over one and three years to monitor our performance.

Performance

•                  At the end of 2016, 50% of funds had outperformed over one year and 77% over three years, demonstrating consistently strong investment performance.

KPI 3
Net fund flows (£m)

Link to strategy

Net fund flows are a strong lead indicator of the success of our strategy and are a key driver of revenue and profitability. Reflected in the mix of our fund flows are investment performance, distribution and client service, the success of our product offering in meeting client needs, and our strategy to globalise our business, as well as external market factors.

Performance

•                  Net new money outflow of (4%)

•                  Total net fund outflows of £4.0bn

•                  Flows from our Institutional business were particularly strong in the second half of the year, contributing £0.6bn for the full year

•                  Retail net outflows of £4.6bn reflected clients’ reduced risk appetite and a moderation of demand for European assets

•                  Three year net new money growth of 5%(1).

KPI 4
Fee margins (bps)(2)

Link to strategy

Fee margins are under constant pressure across our industry — from clients, intermediaries, competitors and regulators. Our average fee margin is a strong indicator of our ability to adapt and respond to these pressures, by delivering the right product at the right price to our clients, globally.

Performance

•                  Total fee margin and net margin decreased to 61.1bps and 22.3bps respectively. The softening was predominantly driven by lower net fee income as a result of reduced performance fees.

•                  Management fee margin decreased to 53.0bps, largely attributable to Retail outflows and ongoing fee pressure.

KPI 5
Operating margin and compensation ratio (%)(2)

Link to strategy

Our ability to deliver value to our clients and shareholders depends on achieving the right balance between investing in the growth of our business, rewarding and retaining our staff and operating efficiently. These two ratios enable us to monitor this balance.

Performance

•                  Despite disciplined expense management, operating margin decreased in 2016 to 35.1%, driven by lower performance fee income

•                  Compensation ratio decreased in 2016 to 43.7%, reflecting lower variable employee compensation and benefits.

KPI 6
Earnings per share on continuing underlying profit (p)(2)

Link to strategy

Earnings per share on continuing underlying profit is a clear measure of our ability to deliver sustainable, profitable growth on a global basis, and deliver value to our shareholders.

Performance

•                  Diluted earnings per share on underlying profit decreased to 15.2 pence in 2016, down from 17.2 pence in 2015.

•                  The contraction was primarily driven by a higher effective tax rate (20.2% compared to 10.4% in 2015) as well as reduced profits.

Notes:

(1)   Excludes AUM subject to Property transactions with TIAA-CREF and resultant TH Real Estate JV AUM but includes Henderson UK Property fund.

(2)   Net margin, compensation ratio, operating margin and diluted earnings per share are all based upon continuing underlying profit which, while not a GAAP measure, in the opinion of the Directors, gives relevant information on the profitability of the Group and its ongoing operations.

Risk management

The primary purpose of the Risk and Compliance functions is to assist Henderson in achieving its strategic objectives by ‘doing the right business in the right way’.

Developments in 2016

Macroeconomic and geopolitical risks throughout 2016 have continued to impact market prices and investors’ risk appetite. These included:

•                  The low interest rate environment, with the potential that the rate cycle may be starting to turn as the year draws to a close

•                  Risks to emerging market economies, notably China, and related commodity price risks

•                  Continued uncertainty over the impact of the tightening of monetary policy in the US.

Geopolitical risks included:

•                  The UK’s Referendum on its EU membership, which led to investor hesitation in the run up to the vote, a subsequent market shock immediately following the result and nervousness over the medium term impact

•                  The US election, which has led to uncertainty following the anti-establishment result

•                  Sustained positioning of Russia in relation to eastern Europe and its increasing influence in the Middle East

•                  The increased terrorism threat and instability linked to ISIS and other extremist groups.

The market impact of the UK’s Referendum on EU membership was relatively short lived in relation to UK large-cap equities, however investor risk appetite in relation to European assets fell, triggering Retail redemptions. The Referendum result led to a significant increase in redemptions in open-ended UK Property funds. Although we had increased the liquidity buffer in Henderson’s UK Property Fund ahead of the referendum, the level of outflows — particularly after other funds in the sector suspended dealing — were higher than anticipated. We concluded it was in the best interests of investors to close Henderson’s UK Property Fund to subscriptions and redemptions on 5 July 2016. Following a period of stabilisation and additional liquidity building, the fund re-opened to investors on 14 October 2016. The devaluation of sterling on the currency markets has been more sustained since the vote, although the impact on Henderson’s business has been broadly positive.

Investment underperformance risk, both relative to benchmark and in absolute terms, continues to be a key risk affecting the Group’s business. Market reactions to political events have made this a particularly difficult year to generate consistent investment performance and these risks remain as we go into 2017.

The intensity of regulatory scrutiny continued in the year. In the UK, the FCA published their interim Asset Management Market Study report, focusing on competition and value for money. The report contains a number of significant findings and the implications of the potentially far-reaching ‘remedies’, covering both retail investment funds and investment management services to institutional investors, will need to be assessed. The potential for downward pressure on fees appears high. Whilst the implementation deadline of MiFID II was delayed until January 2018, the scale of work required to meet the wide-ranging requirements has necessitated a significant programme of projects running throughout the year.

The competitive and technological advances in the industry have increased in the year, with the continued popularity of passive funds and ETFs, and the growing acceptance of alternative approaches such as smart beta investment or the provision of investment services by robo-advisors. The potential disruptive effect of these trends on our business model is closely monitored.

Cyber risks have remained a key focus for the Group and its regulators in the year. The recruitment of an experienced Chief Information Security Officer in February, who works closely with the Risk function, further supported the firm’s continued enhancements in this critical area.

There has been little structural change to the business in 2016, and so internal risks have remained broadly consistent with the prior year, in being primarily driven by the ongoing embedding and support of our global teams. Global risk management capabilities have continued to develop to ensure an appropriate level of partnership and challenge to the growing business.

Merger with Janus Capital Group

On 3 October 2016 Henderson announced its planned merger with Janus Capital Group, a global asset management firm based in Denver, USA. The risks associated with a merger of this scale include:

•                  the broad risk of strategic failure and negative economics from the transaction

•                  the risk of organisational stress and stretch leading to people, process or system failures

•                  the loss of key individuals or teams.

The strategic risks have been mitigated by a robust programme of due diligence carried out by a focused and experienced team. Organisational stress is being mitigated by separate completion and integration programmes, staffed by senior, experienced staff and supported by external specialists. Where business staff are engaged in completion or integration activities, consideration is given to the need for back-filling of roles to ensure that the business as usual functioning of the firm and our service to our clients is unaffected. Communication regarding the activities underway is frequent and as transparent as possible to ensure that staff are engaged in the process, and morale across the business is closely monitored by management and Human Resources.

Capital position

Henderson’s risk exposure has not materially changed in 2016. Through the continued delivery on our objectives, the Group’s gross capital resources have increased and our capital position remains within the Board’s risk appetite, with net capital above our £216.0m regulatory requirement by £69.0m at 31 December 2016.

Risk management framework

Risk management is a fundamental component of our global operating model and is deeply integrated in our day-to-day processes and controls. Although overall accountability for risk management lies with the Board, the principle of individual accountability and responsibility for risk awareness, monitoring and management is a key feature of our culture. All staff are assessed against their approach to, and demonstration of, risk management as part of the year end appraisal process.

Henderson’s approach to risk management is documented in our risk appetite statement, which includes specific qualitative and quantitative statements covering the material risks which the Group faces as a result of its business model and strategy. The successful management of these risks is considered essential to the successful delivery of the Group’s strategic goals and the risk appetite statement provides direction as to the levels of risk which the business can take. The statement is updated on at least an annual basis and incorporates risk limits which, if reached, will prompt management to take action to reduce risk levels. These are supported by a broad range of key risk metrics to ensure the Board is able to assess levels of risk across the business against the mandated appetite.

The risk appetite statement has been considerably enhanced during the year to provide more depth and transparency for the Board, covering the nine Principal Risks detailed later on, and other significant risks noted below. The Board undertakes an annual review of the material risks affecting the firm to ensure that the Principal Risks identified remain relevant and appropriate from one year to the next.

Principal Risks:

•                  Investment performance

•                  Market

•                  Fund flow

•                  People

•                  Acquisitions and divestments

•                  Strategic

•                  Fund liquidity

•                  Regulatory change

•                  Operational, IT and legal.

Other Risks:

•                  Foreign exchange

•                  Pension obligation

•                  Tax

•                  Client concentration

•                  Interest rate

•                  Credit

•                  Corporate liquidity.

Henderson treats reputational risk as a consequence of other risks crystallising, rather than as a distinct category of primary risk in itself. Whilst considered a second order risk it is nonetheless critical, as any event that results in damage to Henderson’s reputation or brand could trigger a consequential loss of client trust, on which the business is centred.

The Board and senior management take a forward looking view of risk to enable timely assessment and, where necessary, mitigation of new and emerging risks. The risk management process supports this approach through the early identification of emerging risks so that they can be evaluated alongside known and continuing risks.

The risk management framework is documented in the Group’s risk management policy, a summary of which can be found on our website (henderson.com/ir).

Three lines of defence

Our framework utilises a ‘three lines of defence’ approach to managing risk.

The first line comprises the Chief Executive and business management, who are responsible for the management of the Group on a day-to-day basis in accordance with our risk appetite.

The second line comprises the Risk and Compliance functions which monitor the financial, investment, operational and regulatory risks in the business and the related controls in place to manage these risks. The Risk and Compliance teams report to the Chief Risk Officer (CRO), who is independent of management and reports directly to the chair of the Board Risk Committee (BRC). The CRO attends all Board, Audit Committee and BRC meetings and detailed Risk and Compliance reporting is provided to these meetings by the second line functions. The CRO is also a member of the ExCo to ensure that risk management remains central to all aspects of business strategy and management.

The third line comprises Internal Audit which provides independent assurance over the operational effectiveness of processes and controls across the business. Internal Audit reports directly to the chair of the Audit Committee.

Henderson’s Assurance function

The Assurance function comprises both second line of defence (Risk and Compliance) and third line of defence (Internal Audit) activities. The primary purpose of the Risk and Compliance functions is to assist Henderson in achieving its strategic objectives by ‘doing the right business in the right way’.

Consequently, Henderson will successfully protect all its clients’ interests and its reputation as a trusted global asset manager. These goals underpin the work of all of Assurance, although each of the component parts of the function achieves them through different blends of educating, providing oversight and challenge, advising and supporting the business.

Viability statement

In accordance with the provisions of C2.2 of the UK Corporate Governance Code, the Directors have assessed the prospects of the Group, taking into account the current position and the principal risks that could have an impact on the Group’s business model, future performance, solvency or liquidity (see below). The Board has determined the principal risks through a process of consideration and assessment of Henderson’s strategic objectives and current global business model.

The Directors have chosen to consider the prospects of the Group over a five year period, which is consistent with Henderson’s strategic planning process.

As the Group is a regulated financial services business, the reports and procedures required by the Board to make its assessment are embedded within the Group’s governance processes, which include, but are not limited to, the following:

•                  Budget and strategic planning results and assumptions reviewed by the Board containing profit, cash and capital forecasts over the next five years. This process also includes stress testing and a robust downside scenario. The scenarios are designed to be severe, yet plausible, and take into account the likely effectiveness of the mitigating actions that could be taken to reduce the impact should such an adverse event occur

•                  Consideration by the BRC of significant risk events that are designed to explore the resilience of the Group as part of its reverse stress testing process

•                  Consideration by the BRC of the Group’s risk appetite statement

•                  Monitoring throughout the year by the BRC of the Group’s strategic risk metrics.

The stress testing scenarios were performed on both a standalone and a projected post-merger with Janus basis and include a significant and protracted market downturn, poor investment performance and client withdrawals, as well as a scenario where the proposed merger does not complete.

The five year strategic planning period is considered an appropriate timescale over which to assess viability as this is the period assessed by the Board for its Internal Capital Adequacy Assessment Process (ICAAP) and is considered to be the length of time required to determine whether a new investment team or strategy will ultimately be successful from launch. The five year period provides less certainty of outcome than detailed one year budgets used to set internal targets, but provides a robust planning tool against which strategic decisions can be made.

The Board have a reasonable expectation that the Company will be able to continue in operation and meet its liabilities as they fall due over the period used for the assessment. In doing so, it is recognised that such future assessments are subject to a level of uncertainty that increases with time and, therefore, future outcomes cannot be guaranteed or predicted with certainty.

Strategic priorities and associated principal risks

	Deliver first-class investment performance and service to our clients			Expand our global investment offering to meet the current and future needs of our clients
	Investment performance	Market	Liquidity	Fund flows	Key personnel
Description

• Risk that Henderson funds fail to achieve their performance hurdles or benchmarks, or performance is poor relative to that of peer funds, leading to increased client redemptions and reduction in AUM associated revenues earned by the Group.

• Poor fund performance will also result in lower performance fees and reduced revenue.

• Risk that market conditions lead to a reduction in the value of clients’ AUM and revenues earned by the Group.

• Risk that market conditions lead to a decline in the value of Group seed capital investments.

• Risk that underlying positions in funds managed by Henderson cannot be sold, liquidated or closed at a reasonable cost in an appropriate timeframe. As a result, a fund may incur losses and have a limited ability to meet its investor redemption obligations. Gating a fund could cause significant reputational damage.

• Risk of net redemptions by clients resulting in a decline in AUM and revenues earned by the Group.

• Risk that the departure of one or more key individuals, in e.g. ExCo or one of the Group’s key investment or distribution teams, results in a significant impact on the Group’s revenue, business growth and/or the retention of existing business, or that significant turnover results in operational inefficiency or failure.

Trends in 2016	• Weakened fund performance in challenging market conditions, with 50% and 77% of funds (weighted by AUM) outperforming over one and three years respectively.

• The volatile global market performance experienced in 2015, continued into 2016.

• Short-term impacts to equity markets from shock events such as the EU Referendum in the UK and the US election result impacted client AUM values, and global geopolitical risks continue to pose a threat.

• A spike in redemptions following the result of the EU Referendum in the UK led to the temporary suspension of the UK Property PAIF.

• Continued liquidity pressure in global fixed income markets.

• Sudden and large price movements in certain asset classes/securities became more

• Flat flows in the first half of the year turned negative following the EU Referendum vote in the UK, driven by negative investor sentiment and as a reflection of the Group’s scale in European Equities.

• Improved Institutional flows.

• Positive flows in Australia.

• Staff turnover remained low throughout the year in key investment teams, although one member of the ExCo left the Company in the year.

• Concentration risk in European Equities has reduced in the year and the percentage of Group revenues managed by any individual remains diversified.

	• Continued low interest rate environment.	frequent during the year.

Mitigation

• Robust investment process including detailed research.

• Clearly articulated investment philosophy including analysis of our funds by comparing their performance against appropriate benchmarks.

• Broad range of asset classes and fund styles reduces the probability of all funds underperforming at the same time.

• Independent Investment Risk function provides monitoring and challenge to ensure that the level of risk taken for each portfolio is consistent with client expectations.

• Risk of a fall in the value of clients’ AUM is mitigated by having a broad range of clients by distribution channel, product, asset class and region.

• A significant amount of our expense base is variable.

• Limits on the aggregate amount of seed capital investment, diversification of the assets invested and appropriate hedging of the risks.

• Liquidity risks considered during implementation of new products and approval of new instrument types.

• Dilution levies, swing prices and, in extreme circumstances, gating are used to ensure that all investors are treated fairly.

• Detailed oversight and challenge of holdings by Investment Risk, including stress and scenario testing of portfolios, with timely reporting and escalation to ExCo and Board.

• Close monitoring of global markets and liquidity events to ensure appropriate actions are taken as required.

• Diversity of sources of revenue by asset class, capability, fund style, strategy and geography.

• Diversity of investor base between Retail and Institutional channel and by geography.

• Solid long-term investment performance across product ranges.

• Competitive remuneration structures designed to recognise and reward staff performance that is in line with our principles.

• Succession plans are in place throughout the organisation to ensure that there is cover for key roles.

• Regular staff surveys are undertaken to identify any issues which could impact staff retention.

• Comprehensive training is offered to staff to improve skills and engagement.

• Strategy of sustaining broad and diverse fund manager teams to avoid dependence on single managers or teams.

Reputational risk

This is the risk that negative publicity regarding the Group will lead to client redemptions and a decline in AUM and revenue and/or to litigation. The risk of damage to the Group’s reputation is considered more likely to result from one of the other risks materialising rather than as a standalone risk.

Reputational risk is, therefore, mitigated primarily by the controls in place around our principal risks, but is also supported by our client-centric culture, which focuses on openness, transparency and delivery for clients.

	Diversify our business		Operate efficiently
	Acquisitions and divestments	Strategic	Operational, IT and legal	Regulatory change
Description

• Risk that an acquisition is a strategic failure, delivers negative economics or adversely impacts other parts of the business.

• Risk of organisational stress or process failures through potential demands on staff and resources through the need to integrate acquired businesses or to reorganise processes to

• Risk that Henderson’s business strategy fails to deliver the required and expected outcomes for stakeholders.

• Risk that technological innovation and/or new market entrants within the asset management industry reduces profitability and requires a fundamental change to Henderson’s business model.

• Risk of losses through inadequate or failed internal processes, people or systems or through external events. This includes the risk of loss arising from failing to manage our key outsourced service providers properly, failing to manage financial crime risks, failing to manage operational aspects of our

• Risk that a change in laws and regulations, however driven, will materially affect the Group’s global business or markets in which it operates. This risk may affect the business either directly or indirectly by reducing investors’ appetite for our products, increasing capital requirements, restricting our ability to sell certain

	Diversify our business		Operate efficiently
	Acquisitions and divestments	Strategic	Operational, IT and legal	Regulatory change
divest parts of the business.

global expansion, the risk arising from major disruption to our business, including from cyber crime, and the risk of losses from trade execution errors or breaches of investment mandates.

• Risk of losses from litigation.

products or pursue specific investment strategies, reducing our profitability through fee restrictions, affecting our ability to retain key personnel and/or increasing the cost and complexity of the Group’s business.

Trends in 2016

• Announcement of the Group’s proposed merger with Janus Capital LLC, targeted for completion in second quarter of 2017.

• Announcement of the transition of the Volantis hedge fund team to Lombard Odier in the first quarter of 2017.

• Wind down of the joint ventures with Northern Pines Capital and Optimum Investment Management.

• Continued innovation within the asset management industry, with ongoing focus on reduced costs and debate as to the relative merits of passive, ‘smart beta’ and active management strategies and business models.

• Emergence of low cost solution providers giving online discretionary investment management/robo-advice.

• Continued increase in the number and sophistication of acts of cyber crime against firms generally.

• Global expansion increases general operational risks through new staff, locations, system requirements and new/expanded third party relationships.

• Issues experienced by some of our third party service providers as a result of change projects.

• The FCA Asset Management Market Study interim report highlighted the regulatory focus on competition and value for money in the sector.

• The pace of issuance of new regulation slowed, however the implementation of major regulatory change was a continued focus with central counterparty clearing for OTC derivatives, MiFID II and FCA Senior Managers and Certification Regime.

• UK Referendum result and the ongoing uncertainty created.

Mitigation

• Acquisitions/divestments/ mergers considered only where they fit with our strategic goals and meet our financial criteria such that we can realise value for our shareholders. The Board’s risk appetite statement includes quantitative and qualitative criteria that must be met by any acquisition/divestment.

• Thorough due diligence performed before any acquisition is made, including assessment of our ability to successfully integrate any acquired/merging business.

• Specific governance and project management structures implemented for acquisitions/disposals.

• Integration risk, post-closing, is managed, monitored and reported.

• Concentration on delivery of Henderson’s strategy through provision of first-class actively managed investment performance and service for our clients as efficiently as possible.

• Monitoring of emerging developments in the asset management industry, which might pose a threat to our current business model.

• Maintaining a clear understanding of our clients’ needs through communication and interaction.

• Our control systems are designed to ensure operational and legal risks are mitigated to a level which is consistent with our risk appetite.

• Globally embedded ‘three lines of defence model’ is key.
• Dedicated Chief Information Security Officer recruited in the first quarter of 2016 to coordinate IT security and service delivery.

• Outsourced service providers are overseen by the relevant line function and the controls of key service providers are also reviewed by the Group’s Assurance function.

• We maintain and test service and business continuity plans, including crisis management, which are designed to ensure that, in the event of business disruption, we can maintain our operations without material damage to the business.

• Continued active and constructive engagement with regulators through regular dialogue.

• Positive engagement in regulatory initiatives and studies.

• Regulatory developments are monitored by a dedicated team in Compliance, in liaison with external experts where required.

• Formalised cross-business project groups implement required changes to our business processes.

• Active involvement with and through relevant industry bodies.

Directors’ responsibilities statement

In relation to the financial statements

The Directors are responsible for preparing the Annual Report and Accounts which includes the Directors’ report, the Strategic report, the Directors’ remuneration report and the financial statements. The Directors are required to prepare and approve the financial statements for the Group and Parent Company in accordance with Jersey law for each financial year which show a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period in accordance with generally accepted accounting principles. The Directors have elected to prepare the Group and Company financial statements in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS).

IAS 1 Presentation of Financial Statements requires that financial statements present fairly for each financial year the Group’s and Company’s financial position, financial performance and cash flows. In preparing the Group and Company financial statements, the Directors are also required to:

•                  Select suitable accounting policies in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently

•                  Make judgements and accounting estimates that are reasonable and prudent

•                  Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information

•                  Provide additional disclosures when compliance with the specific requirements of IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group’s and Company’s financial position and financial performance

•                  State that the Group and Company have complied with IFRS, subject to any material departures disclosed and explained in the financial statements

•                  Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors confirm they have complied with all the above requirements in preparing the financial statements.

Directors’ statement as to disclosure of information to auditors

Having made enquiries of fellow Directors and of the Company’s auditors, each of these Directors confirms that:

•                  So far as the Director is aware, there is no relevant audit information needed by the Company’s external auditors in connection with preparing their report, of which the Company’s external auditors are unaware

•                  The Director has taken all the steps that he or she ought to have taken as a Director in order to make themselves aware of any relevant audit information needed by the Company’s external auditors in connection with preparing their report and to establish that the Company’s external auditors are aware of that information

•                  The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions which disclose with reasonable accuracy, at any time, the financial position of the Group and the Company to ensure that the financial statements comply with Jersey law. They are also responsible for safeguarding the assets of the Group and the Company, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that to the best of their knowledge:

•                  The financial statements have been prepared in accordance with IFRS and give a true and fair view of the assets, liabilities, financial position and profit of the Group and Company for the year ended 31 December 2016

•                  The Strategic report includes a fair review of the development and performance of the business and the position of the Group for the year ended 31 December 2016 and a description of the principal risks and uncertainties faced by the Group

•                  The Annual Report and Accounts, taken as a whole, provides the information necessary for shareholders to assess the Company’s performance, business model and strategy and is fair, balanced and understandable

•                  The accounting records have been properly maintained.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website, www.henderson.com/ir. Legislation in Jersey and the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Signed in accordance with a resolution of the Directors:

Andrew Formica
Chief Executive
8 February 2017

Roger Thompson
Chief Financial Officer
8 February 2017

Consolidated Income Statement
For the year ended 31 December 2016

		2016				2015
	Notes	Underlying profit £m	Acquisition related and non-recurring items (note 7) £m	Total £m		Underlying profit £m	Acquisition related and non-recurring items (note 7) £m	Total £m
Income
Gross fee and deferred income	3	738.0	—	738.0		756.0	—	756.0
Commissions and deferred acquisition costs	3	(154.3)	—	(154.3)		(154.2)	—	(154.2)
Net fee income		583.7	—	583.7		601.8	—	601.8
Income/(loss) from associates and joint ventures	14.2	0.5	(2.7)	(2.2)		(0.2)	(0.5)	(0.7)
Finance income	3	10.5	—	10.5		17.3	12.4	29.7
Net income/(expense)		594.7	(2.7)	592.0		618.9	11.9	630.8
Expenses
Operating expenses	4.1	(372.7)	(17.5)	(390.2)		(381.6)	(5.9)	(387.5)
Amortisation and depreciation		(6.0)	(51.3)	(57.3)		(5.2)	(56.2)	(61.4)
Total operating expenses		(378.7)	(68.8)	(447.5)		(386.8)	(62.1)	(448.9)
Finance expenses	6	(3.3)	(2.0)	(5.3)		(12.1)	(1.9)	(14.0)
Total expenses		(382.0)	(70.8)	(452.8)		(398.9)	(64.0)	(462.9)
Profit/(loss) before tax		212.7	(73.5)	139.2		220.0	(52.1)	167.9
Tax (charge)/credit	8	(43.0)	13.4	(29.6)		(22.9)	16.2	(6.7)
Profit/(loss) after tax attributable to owners of the parent		169.7	(60.1)	109.6		197.1	(35.9)	161.2

Basic and diluted earnings per share
Basic	9.2			10.0	p			14.7	p
Diluted	9.2			9.8	p			14.1	p

Consolidated Statement of Comprehensive Income For the year ended 31 December 2016

	Note	2016 £m	2015 £m
Profit after tax		109.6	161.2

Other comprehensive income/(expense)

Items that may be reclassified to the Consolidated Income Statement
Exchange differences on translation of foreign operations		49.8	8.8
Exchange differences transferred to the Consolidated Income Statement on disposal of foreign operations		—	0.5
Tax effect of exchange differences		0.2	—

Available-for-sale financial assets:
Net (losses)/gains on revaluation		(10.0)	14.8
Reclassification to the Consolidated Income Statement on disposal		(0.9)	(9.6)

Items that will not be reclassified to the Consolidated Income Statement
Actuarial gains/(losses):
On defined benefit pension schemes (after tax deducted at source)	20.2	8.9	(2.9)
Tax effect of actuarial gains/(losses)		0.2	(0.1)
Other comprehensive income after tax		48.2	11.5

Total comprehensive income after tax		157.8	172.7

Attributable to:
Owners of the parent		151.4	164.0
Non-controlling interests		6.4	8.7
		157.8	172.7

Consolidated Statement of Financial Position
As at 31 December 2016

	Notes	2016 £m	2015 £m
Non-current assets
Intangible assets	13	656.9	680.6
Investments accounted for using the equity method		0.2	2.9
Property and equipment	15	13.9	14.4
Retirement benefit assets	20.2	145.9	130.0
Deferred tax assets	22	22.0	37.5
Trade and other receivables	17	—	0.1
		838.9	865.5
Current assets
Available-for-sale financial assets	16	41.9	64.6
Financial assets at fair value through profit or loss	16	216.1	145.7
Current tax assets		0.7	0.9
Trade and other receivables	17	274.6	232.7
Cash and cash equivalents	18.1	244.0	381.6
		777.3	825.5
Total assets		1,616.2	1,691.0
Non-current liabilities
Financial liabilities at fair value through profit or loss		37.6	22.6
Trade and other payables	23	5.0	10.7
Retirement benefit obligations	20.2	9.6	8.1
Provisions	21	9.2	10.0
Deferred tax liabilities	22	23.6	31.6
		85.0	83.0
Current liabilities
Debt instrument in issue	19	—	149.9
Financial liabilities at fair value through profit or loss		111.7	96.7
Trade and other payables	23	319.4	291.3
Provisions	21	2.8	1.9
Current tax liabilities		15.4	20.5
		449.3	560.3
Total liabilities		534.3	643.3
Net assets		1,081.9	1,047.7
Capital and reserves
Share capital	24.2	141.5	141.5
Share premium		747.9	747.9
Own shares held		(92.0)	(106.9)
Translation reserve		42.7	6.3
Revaluation reserve		3.9	7.6
Profit and loss reserve		220.9	240.7
Equity attributable to owners of the parent		1,064.9	1,037.1
Non-controlling interests		17.0	10.6
Total equity		1,081.9	1,047.7

The financial statements were approved by the Board of Directors and authorised for issue on 8 February 2017. They were signed on its behalf by:

Richard Gillingwater
Chairman

Consolidated Statement of Changes in Equity
For the year ended 31 December 2016

	Share capital £m	Share premium £m	Own shares held £m	Translation reserve £m	Revaluation reserve £m	Profit and loss reserve £m	Equity attributable to owners of the parent £m	Non- controlling interests £m	Total equity £m
At 1 January 2015	142.4	743.9	(94.7)	(1.7)	9.8	216.4	1,016.1	1.9	1,018.0
Profit after tax	—	—	—	—	—	161.2	161.2	—	161.2
Other comprehensive income/(expense) after tax	—	—	—	8.0	(2.2)	(3.0)	2.8	8.7	11.5
Total comprehensive income/(expense) after tax	—	—	—	8.0	(2.2)	158.2	164.0	8.7	172.7
Dividends paid to equity shareholders	—	—	—	—	—	(105.4)	(105.4)	—	(105.4)
Purchase of own shares for employee share schemes	—	—	(63.0)	—	—	—	(63.0)	—	(63.0)
Vesting of share schemes	—	—	55.0	—	—	(55.0)	—	—	—
Issue of shares for share schemes	0.2	4.0	(4.2)	—	—	—	—	—	—
Movement in equity-settled share scheme expenses	—	—	—	—	—	39.2	39.2	—	39.2
Tax on equity-settled share schemes	—	—	—	—	—	11.2	11.2	—	11.2
Purchase and cancellation of shares	(1.1)	—	—	—	—	(23.9)	(25.0)	—	(25.0)
At 31 December 2015	141.5	747.9	(106.9)	6.3	7.6	240.7	1,037.1	10.6	1,047.7
Profit after tax	—	—	—	—	—	109.6	109.6	—	109.6
Other comprehensive income/(expense) after tax	—	—	—	36.4	(3.7)	9.1	41.8	6.4	48.2
Total comprehensive income/(expense) after tax	—	—	—	36.4	(3.7)	118.7	151.4	6.4	157.8
Dividends paid to equity shareholders	—	—	—	—	—	(116.2)	(116.2)	—	(116.2)
Purchase of own shares for employee share schemes	—	—	(40.1)	—	—	—	(40.1)	—	(40.1)
Vesting of share schemes	—	—	55.0	—	—	(55.0)	—	—	—
Movement in equity-settled share scheme expenses	—	—	—	—	—	36.4	36.4	—	36.4
Tax on equity-settled share schemes	—	—	—	—	—	(3.7)	(3.7)	—	(3.7)
At 31 December 2016	141.5	747.9	(92.0)	42.7	3.9	220.9	1,064.9	17.0	1,081.9

Consolidated Statement of Cash Flows
For the year ended 31 December 2016

	Notes	2016 £m	2015 £m
Net cash flows generated from operating activities	18.2	178.7	269.8

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		—	(37.8)
Proceeds from disposal of:
– interests in associates		—	84.3
– available-for-sale financial assets — seed capital		23.3	26.6
– financial assets at fair value through profit or loss — seed capital		3.7	3.5
Dividends from associates and distributions from joint ventures and funds		0.5	1.6
Purchases of:
– net financial assets at fair value through profit or loss — consolidated funds		(26.7)	(26.4)
– property and equipment	15	(2.6)	(1.9)
– computer software intangible assets	13	(7.9)	(6.0)
– investment management contracts		—	(2.6)
– interests in associates and joint ventures		—	(4.0)
Interest income received by consolidated funds		4.8	—
Cash movement on disposal of consolidated funds		(14.2)	—
Net cash paid on realised hedges		(35.3)	—
Net cash flows (used in)/generated from investing activities		(54.4)	37.3
Cash flows from financing activities
Proceeds from share schemes		8.1	10.3
Purchase of own shares for employee share schemes		(40.1)	(63.0)
Dividends paid to equity shareholders	11	(116.2)	(105.4)
Interest paid on debt instruments in issue		(5.4)	(10.9)
Repayment of debt instruments in issue		(150.0)	—
Non-controlling interests’ investments in consolidated funds		22.7	21.5
Purchase of shares		—	(25.0)
Net cash flows used in financing activities		(280.9)	(172.5)
Effects of exchange rate changes		19.0	4.2
Net (decrease)/increase in cash and cash equivalents		(137.6)	138.8
Cash and cash equivalents at beginning of year		381.6	242.8
Cash and cash equivalents at end of year		244.0	381.6

Company Income Statement
For the year ended 31 December 2016

	Note	2016 £m	2015 £m
Dividends received		118.8	277.0
Administration expenses		(7.2)	(4.8)
Profit before tax		111.6	272.2
Tax	8	—	—
Profit after tax		111.6	272.2

Company Statement of Comprehensive Income
For the year ended 31 December 2016

	2016 £m	2015 £m
Profit after tax	111.6	272.2
Total comprehensive income after tax	111.6	272.2

Company Statement of Financial Position
As at 31 December 2016

	Notes	2016 £m	2015 £m
Non-current assets
Investment in subsidiaries	14.1	1,032.0	1,029.8
		1,032.0	1,029.8
Current assets
Trade and other receivables	17	15.8	8.8
Financial assets at fair value through profit or loss	16	53.8	41.7
Cash and cash equivalents	18.1	10.6	7.2
		80.2	57.7
Total assets		1,112.2	1,087.5

Liabilities
Non-current financial liabilities at fair value through profit or loss		17.0	9.4
Current financial liabilities at fair value through profit or loss		25.0	18.8
Current trade and other payables	23	40.4	21.2
Total liabilities		82.4	49.4
Net assets		1,029.8	1,038.1

Capital and reserves
Share capital	24.2	141.5	141.5
Share premium		747.9	747.9
Own shares held		(92.0)	(106.9)
Profit and loss reserve		232.4	255.6
Total equity		1,029.8	1,038.1

The financial statements were approved by the Board of Directors and authorised for issue on 8 February 2017. They were signed on its behalf by:

Richard Gillingwater
Chairman

Company Statement of Changes in Equity
For the year ended 31 December 2016

	Share capital £m	Share premium £m	Own shares held £m	Profit and loss reserve £m	Total equity £m
At 1 January 2015	142.4	743.9	(94.7)	128.5	920.1
Total comprehensive income after tax	—	—	—	272.2	272.2
Dividends paid to equity shareholders	—	—	—	(105.4)	(105.4)
Purchase of own shares for employee share schemes	—	—	(63.0)	—	(63.0)
Vesting of share schemes	—	—	55.0	(55.0)	—
Issue of shares for share schemes	0.2	4.0	(4.2)	—	—
Movement in equity-settled share scheme expenses	—	—	—	39.2	39.2
Purchase and cancellation of shares	(1.1)	—	—	(23.9)	(25.0)
At 31 December 2015	141.5	747.9	(106.9)	255.6	1,038.1
Total comprehensive income after tax	—	—	—	111.6	111.6
Dividends paid to equity shareholders	—	—	—	(116.2)	(116.2)
Purchase of own shares for employee share schemes	—	—	(40.1)	—	(40.1)
Vesting of share schemes	—	—	55.0	(55.0)	—
Movement in equity-settled share scheme expenses	—	—	—	36.4	36.4
At 31 December 2016	141.5	747.9	(92.0)	232.4	1,029.8

Company Statement of Cash Flows
For the year ended 31 December 2016

	Notes	2016 £m	2015 £m
Cash flows generated from operating activities
Profit before tax		111.6	272.2
Changes in operating assets and liabilities	18.3	40.0	(89.2)
Net cash flows generated from operating activities		151.6	183.0

Cash flows from financing activities
Proceeds from issue of shares		8.1	10.3
Purchase of own shares for employee share schemes		(40.1)	(63.0)
Dividends paid to equity shareholders		(116.2)	(105.4)
Purchase of shares		—	(25.0)
Net cash flows used in financing activities		(148.2)	(183.1)
Net increase/(decrease) in cash and cash equivalents		3.4	(0.1)
Cash and cash equivalents at beginning of year		7.2	7.3
Cash and cash equivalents at end of year	18.1	10.6	7.2

Notes to the financial statements (Group and Company)

1 Authorisation of financial statements and statement of compliance with IFRS

The Group and Company financial statements for the year ended 31 December 2016 were authorised for issue by the Board of Directors on 8 February 2017 and the respective statements of financial position were signed on the Board’s behalf by the Chairman. Henderson Group plc is a public limited company incorporated in Jersey and tax resident and domiciled in the United Kingdom. The Company’s ordinary shares are traded on the LSE and CDIs are traded on the ASX.

The Group and Company financial statements have been prepared in accordance with IFRS and IFRS Interpretations Committee (IFRS IC) interpretations as adopted by the European Union and the provisions of the Companies (Jersey) Law 1991.

2 Accounting policies

2.1 Significant accounting policies

Basis of preparation

The Group and Company financial statements have been prepared on a going concern basis and on the historical cost basis, except for certain financial instruments that have been measured at fair value.

The Group and Company financial statements are presented in GBP and all values are rounded to the nearest one hundred thousand pounds (£0.1m), except when otherwise indicated.

See the glossary to the Annual Report for definitions of certain accounting terms used in these financial statements.

Basis of consolidation

The consolidated financial statements of the Group comprise the financial statements of Henderson Group plc and its interests in subsidiaries and consolidated structured entities (together consolidated entities), associates and joint ventures as at 31 December each year.

The financial statements of all the Group’s significant consolidated entities are prepared to the same year end date as that of the Company. The financial statements of all material consolidated entities are prepared under either IFRS or local GAAP. Where prepared under local GAAP, balances reported by consolidated entities are adjusted to meet IFRS requirements for the purpose of the consolidated financial statements.

The results of consolidated entities acquired or disposed of during the year are included in the Consolidated Income Statement from the effective date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that the control ceases. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity.

The Group re-assesses whether or not it controls an entity if facts and circumstances indicate that there are changes to one or more of the elements of control.

The profit or loss and each component of other comprehensive income are attributed to the owners of the parent of the Group and to any non-controlling interests. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a consolidated entity, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a consolidated entity, it derecognises the related assets (including goodwill), liabilities, non-controlling interest and other components of equity while any resultant gain or loss is recognised in the Consolidated Income Statement. Any investment retained is recognised at fair value.

Interests in private equity funds and open-ended pooled funds, such as OEICs, unit trusts and absolute return funds, are accounted for as subsidiaries, consolidated structured entities or other financial investments depending on the economic interest of the Group assessed via fees earned, equity holdings and on the level of influence and control that the Group exercises through investment management and other contractual agreements. The Group’s investment in associates, where the Group has the ability to exercise significant influence as well as joint ventures where there is joint control, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group presents its share of its economic interest in these investments in the financial statements.

Presentation of the Consolidated Income Statement

The Group maintains a columnar format for the presentation of its Consolidated Income Statement. The columnar format enables the Group to continue its practice of improving the understanding of its results by presenting profit for the year before certain acquisition related and non-recurring items. This is the profit measure used to calculate EPS on underlying profit (refer to note 9) and is considered to be most appropriate to better reflect the Group’s underlying trading performance. Profit before acquisition related and non-recurring items is reconciled to profit before tax on the face of the Consolidated Income Statement.

The column ‘Acquisition related and non-recurring items’ comprises:

•                  Acquisition related items: the amortization of intangible assets, fair value changes and finance charges on contingent deferred consideration on business combinations, long-term remuneration plans recognised as part of a business combination and void property finance charges; and

•                  Non-recurring items: deemed to be one-off and material, when considering both size and nature.

These items are disclosed separately to give a clearer presentation of the Group’s results and are analysed further in note 7.

Income recognition

Fee income includes management fees and performance fees, net of rebates. Management fees are recognised in the accounting period in which the associated investment management service is provided. Performance fees are recognised when the prescribed performance hurdles are achieved and it is probable that a fee will crystallise as a result.

Commissions

Commissions on management fees are accounted for on an accruals basis and are recognised in the accounting period in which the associated management fee is earned.

Operating expenses

Operating expenses are accrued and recognised as incurred.

Finance income and expenses

Interest income is recognised as it accrues using the effective interest rate method. Other net investment income is recognised on the date that the right to receive payment has been established. The net interest credit on the Group’s retirement benefit asset has been recognised in finance income.

Finance expenses are recognised on an accruals basis.

Post-employment retirement benefits

The Group provides employees with retirement benefits through both defined benefit and defined contribution schemes. The assets of these schemes are held separately, from the Group’s general assets, in trustee administered funds.

Defined benefit obligations and the cost of providing benefits are determined annually by independent qualified actuaries using the projected unit credit method.

The obligation is measured as the present value of the estimated future cash outflows using a discount rate based on AA rated corporate bond yields of appropriate duration. The resulting surplus or deficit of defined benefit assets less liabilities is recognised in the Consolidated Statement of Financial Position, net of any taxes that would be deducted at source. The Group’s expense relating to the defined benefit schemes is recognised over the employees’ service lives, based upon the actuarial cost for the accounting period, having considered the net interest credit or cost on the net defined benefit asset or liability. Recognised actuarial gains and losses are included in the Consolidated Statement of Comprehensive Income in the accounting period in which they occur, net of any taxes that would be deducted at source. Normal contributions to the defined contribution scheme are expensed in the Consolidated Income Statement as and when they become payable.

Share-based payment transactions

The Group issues share-based awards to employees, all of which are classified as equity-settled share-based payments. Equity-settled share-based payments are measured at the fair value of the shares at the grant date. The awards are expensed, with a corresponding increase in reserves, on either a straight-line basis or a graded basis (depending on vesting conditions) over the vesting period, based on the Group’s estimate of shares that will eventually vest. Based on the Group’s estimate, the determination of fair value, using a Black-Scholes or Monte Carlo model at the date of grant is adjusted for the effects of market performance and behavioural considerations.

Income taxes

The Group provides for current tax expense according to the tax laws in each jurisdiction in which it operates, using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is provided on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised only to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax liabilities are not recognised on goodwill but are recognised on separately identifiable intangible assets, where appropriate. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax liabilities are not recognised for taxable differences arising on investments in consolidated entities, branches, associates and joint ventures where the Group controls the timing of the reversal of the temporary differences and where the reversal of the temporary differences is not anticipated in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on tax rates and tax laws that have been enacted or substantively enacted by the reporting date.

Income tax relating to items recognised in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity is also recognised in the respective statement and not in the Consolidated Income Statement.

Sales taxes

Income and expenses are recognised net of sales taxes, except where the sales tax is irrecoverable, in which case the sales tax is recognised as part of the cost of acquisition of an asset or as an expense. Receivables and payables are stated with the amount of sales taxes included. The net amount of sales tax recoverable from, or payable to, the tax authority, is included within receivables or payables in the Consolidated Statement of Financial Position.

Foreign currencies

The functional currency of the Company is GBP. Transactions in foreign currencies are recorded at the appropriate exchange rate prevailing at the date of the transaction. Foreign currency monetary balances at the reporting date are converted at the prevailing exchange rate. Foreign currency non- monetary balances carried at fair value or cost are translated at the rates prevailing at the date when the fair value or cost is determined. Gains and losses arising on retranslation are taken to the Consolidated Income Statement, except for available-for- sale financial assets where the unhedged changes in fair value are recognised in the Consolidated Statement of Comprehensive Income.

On consolidation, the assets and liabilities of the Group’s overseas operations whose functional currency is not GBP are translated at exchange rates prevailing at the reporting date. Income and expense items are recognised at daily exchange rates for the accounting period. Exchange differences arising, if any, are taken through the Consolidated Statement of Comprehensive Income to the translation reserve. Where net investment hedge accounting is applied using forward foreign currency contracts, the fair value movement on these contracts is also recognised within the translation reserve. In the period in which an operation is disposed of, translation differences previously recognised in the translation reserve are recognised in the Consolidated Income Statement.

Business combinations

All business combinations are accounted for using the acquisition method. The cost of a business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer. The fair value of a business combination is calculated at the acquisition date by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria, at their fair values at that date. The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. The cost of a business combination in excess of fair value of net identifiable assets or liabilities acquired, including intangible assets identified, is recognised as goodwill. Any costs incurred in relation to a business combination are expensed as incurred.

Contingent consideration, resulting from business combinations, is recognised at fair value at the acquisition date as part of the business combination, and discounted where the time value of money is material. The determination of the fair value is based on discounted cash flows, with the key assumptions being the probability of meeting each performance target and the discount factor applied. When the contingent consideration meets the definition of a financial liability, it is subsequently remeasured to fair value at each reporting date through the Consolidated Income Statement, along with finance charges where discounting has been applied.

Goodwill

Goodwill arising on acquisitions is capitalised in the Consolidated Statement of Financial Position. Goodwill on acquisitions prior to 1 January 2004 is carried at its value on 1 January 2004 less any subsequent impairments.

Goodwill arising on investments in associates and joint ventures is included within the carrying value of the equity accounted investments.

Where goodwill forms part of an entity or sub-group and the entity or sub-group or part thereof is disposed of, the goodwill associated with the entity or sub-group disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal.

Impairment of goodwill

Goodwill is reviewed for impairment annually or more frequently if changes in circumstances indicate that the carrying value may be impaired. For this purpose, management prepares a valuation for the Group’s cash generating unit based on its value in use. The value in use is based on forecasts approved by the Board, extrapolated for expected future growth rates and discounted at a risk-adjusted discount rate based on the Group’s pre-tax weighted average cost of capital. Where the value in use is less than the carrying amount, an impairment is recognised. Any impairment is recognised immediately through the Consolidated Income Statement and cannot subsequently be reversed.

Investment management contracts

Investment management contracts have been identified as a separately identifiable intangible asset arising on the acquisition of subsidiaries. Such contracts are recognized at the present value of the expected future cash flows of the investment management contracts at the date of acquisition. The intangible asset is then amortised on a straight-line basis over the expected life of the contracts, currently estimated at between three and eight years.

Computer software

The costs of purchasing and developing computer software are capitalised where it is probable that future economic benefits that are attributable to the assets will flow to the Group and the cost of the assets can be measured reliably. Computer software is subsequently measured at cost less accumulated amortisation. Computer software is amortised on a straight-line basis over a period of three to seven years.

Investments in subsidiaries

Investments by the Company in subsidiary undertakings are held at cost less any impairment in value where circumstances indicate that the carrying value may not be recoverable.

Equity accounted investments

The Group’s investment in associates, where the Group has the ability to exercise significant influence, as well as joint ventures, where there is joint control, are accounted for using the equity method of accounting. Investments are recognised initially at cost where purchased for cash, or at the fair value of shares received where acquired as part of a wider transaction. The investments are subsequently carried at cost adjusted for the Group’s share of profits or losses and other changes in comprehensive income of the associate or joint venture, less any dividends or distributions received by the Group. The Consolidated Income Statement includes the Group’s share of profits or losses after tax for the year, or period of ownership, if shorter.

Impairment of assets (excluding goodwill and financial assets)

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes an estimate of the recoverable amount, being the higher of an asset’s fair value less costs to sell, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their net present value using a risk-adjusted discount rate based on the Group’s post-tax weighted average cost of capital.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised in the Consolidated Income Statement.

Financial instruments

Financial assets and liabilities are recognised at fair value in the Consolidated Statement of Financial Position when the Group becomes party to the contractual provisions of an instrument. The fair value recognised is adjusted for transaction costs, except for financial assets classified at fair value through profit or loss, where transaction costs are immediately recognised in the Consolidated Income Statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or where they have been transferred and the Group has also transferred substantially all the risks and rewards of ownership. Financial liabilities cease to be recognised when the obligation under the liability has been discharged or cancelled or has expired.

Financial assets

Purchases and sales of financial assets are recognised at the trade date, being the date when the purchase or sale becomes contractually due for settlement. Delivery and settlement terms are usually determined by established practices in the market concerned.

Debt securities, equity securities and holdings in authorised collective investment schemes are designated as either fair value through profit or loss or available-for-sale and are measured at subsequent reporting dates at fair value. The Group determines the classification of its financial assets on initial recognition.

Financial assets at fair value through profit or loss

Financial assets classified as fair value through profit or loss comprise the Group’s manager box positions in OEICs and unit trusts, investments in the Group’s fund products held by employee benefit trusts and investments designated as fair value through profit or loss relating to the initial seeding of funds. Where securities are designated as fair value through profit or loss, gains and losses arising from changes in fair value are included in the Consolidated Income Statement. Where investments in the Group’s fund products are held against outstanding deferred compensation liabilities, any movement in the fair value of these assets will be offset by a corresponding movement in the deferred compensation liability in the Consolidated Income Statement.

Available-for-sale financial assets

For available-for-sale financial assets, gains and losses arising from changes in fair value which are not part of a designated hedge relationship are recognised in the Consolidated Statement of Comprehensive Income. When an asset is disposed of, the cumulative changes in fair value, previously recognised in the Consolidated Statement of Comprehensive Income, are taken to the Consolidated Income Statement in the current accounting period.

Unrealised gains and losses on financial assets represent the difference between the fair value of financial assets at the reporting date and cost or, if these have been previously revalued, the fair value at the last reporting date. Realised gains and losses on financial assets are calculated as the difference between the net sale proceeds and cost or amortised cost.

Where a fall in the value of an investment is prolonged or significant, it is considered an indication of impairment. In such an event, the investment is written down to fair value and the amounts previously recognised in the Consolidated Statement of Comprehensive Income in respect of cumulative changes in fair value, are taken to the Consolidated Income Statement as an impairment charge.

Trade and other receivables and cash

Trade receivables, which generally have 30 day payment terms, are initially recognised at fair value, normally equivalent to the invoice amount. When the time value of money is material, the fair value is discounted. Provision for specific doubtful debts is made when there is evidence that the Group may not be able to recover balances in full. Balances are written off when the receivable amount is deemed irrecoverable.

Cash amounts represent cash in hand and on-demand deposits. Cash equivalents are short-term highly liquid government securities or investments in money market instruments with a maturity date of three months or less.

Financial liabilities

Financial liabilities, excluding deferred consideration, provisions, derivatives, fund deferral liabilities and non-controlling interests in consolidated funds, are stated at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs and any discount or premium on settlement.

Provisions

Provisions which are liabilities of uncertain timing or amount, are recognised when: the Group has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount. In the event that the time value of money is material, provisions are determined by discounting the expected future cash flows at a discount rate that reflects a current market assessment of the time value of money and, where appropriate, the risks specific to the liability. When discounting, the increase in the provision due to the passage of time is recognised as a finance charge.

Non-controlling interests in consolidated funds

For consolidated funds where a non- controlling interest is present, the non- controlling interest is presented as a liability where there is an obligation on the fund to repurchase units at the investor’s request and is recognised in financial liabilities at fair value through profit or loss.

Derivative financial instruments and hedging

The Group may, from time to time, use derivative financial instruments to hedge against price, interest rate, foreign currency and credit risk. Derivative financial instruments are classified as financial assets when the fair value is positive or as financial liabilities when the fair value is negative.

At the inception of a hedge, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be effective in achieving offsetting changes in fair value and are assessed on an ongoing basis to determine that they have been effective throughout the reporting periods for which they were designated and are expected to remain effective over the remaining hedge period.

Forward foreign currency contracts that are used to hedge the currency nominal value of certain non-GBP denominated financial assets are classified as fair value hedges. The change in the fair value of a hedging instrument is recognised in the Consolidated Income Statement. The change in the fair value of the hedged item, attributable to the risk being hedged, is also recognised in the Consolidated Income Statement, offsetting the fair value changes arising on the designated hedge instrument.

Fair value estimation

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments traded in active markets (such as publicly traded securities and derivatives) is based on quoted market prices at the reporting date. The quoted market price used for financial instruments is the last traded market price for both financial assets and financial liabilities where the last traded price falls within the bid- ask spread. In circumstances where the last traded price is not within the bid-ask spread, management will determine the point within the bid-ask spread that is most representative of fair value current bid price. The fair value of financial instruments that are not traded in an active market is determined using valuation techniques commonly used by market participants, including the use of comparable recent arm’s length transactions, discounted cash flow analysis and option pricing models.

Equity shares

The Company’s ordinary equity shares of 12.5 pence each are classified as equity instruments. Equity shares issued by the Company are recorded at the fair value of the proceeds received or the market price on the day of issue. Direct issue costs, net of tax, are deducted from equity through share premium. When share capital is repurchased, the amount of consideration paid, including directly attributable costs, is recognised as a change in equity.

Purchase of own shares

Own shares held

Own shares held are equity shares of the Company acquired by or issued to employee benefit trusts. Own shares held are recorded at cost and are deducted from equity. No gain or loss is recognised in the Consolidated Income Statement on the purchase, issue, sale or cancellation of the Company’s own equity shares.

Share buyback programmes

Shares purchased as part of a share buyback programme are immediately cancelled. The nominal value of each share purchased and cancelled is debited against share capital and the remaining balance, being the difference between the price paid per share and the nominal value, is debited against the profit and loss reserve.

Dividend recognition

Dividend distributions to the Company’s shareholders are recognised in the accounting period in which the dividends are paid and, in the case of final dividends, when these are approved by the Company’s shareholders at the AGM. Dividend distributions are recognised in equity.

2.2 Significant accounting judgements, estimates and assumptions

In the process of applying the Group’s accounting policies, management has made significant judgements involving estimations and assumptions which are summarised below:

Acquisition accounting

Acquisitions may require certain judgements and estimates to be made around the future performance of the business when accounting for any contingent deferred consideration payable in the future. In arriving at the recognised liability, management apply estimates, which may include market growth rates, expectations about the growth potential of the business post acquisition and net flow data using client-specific information and other assumptions supported by management’s industry knowledge.

Impairment of intangible assets

Goodwill and investment management contracts are reviewed for impairment annually or more frequently if there are indicators that the carrying value may be impaired.

The judgement exercised by management in arriving at these valuations includes the selection of market growth rates, fund flow assumptions, expected margins and costs. Further details on these assumptions are given in note 13.

Share-based payment transactions

The Group measures the cost of equity-settled share schemes at fair value at the date of grant and expenses them over the vesting period based on the Group’s estimate of shares that will eventually vest.

Consolidation of funds

From time to time, the Group invests seed capital on the launch of products, such as OEICs, SICAVs, hedge funds and private equity funds and other investment vehicles. The seed capital investments vary in duration depending on the nature of the investment. The Group reviews the size and nature of these investments to consider its level of influence or control over the underlying funds to warrant accounting for them using the equity method, consolidating them into the Group’s financial statements or classifying them as investments carried at fair value.

Where the Group does not control the fund it holds seed capital investments in, the Group is also not deemed to hold significant influence over these funds. As the seed capital investments are intended to help establish a fund track record and provide sufficient capital until a fund has sufficient external client capital, it is more appropriate for the Group’s interest to be shown as either an available-for-sale financial asset or a financial asset carried at fair value through profit or loss.

The Group has judged that its pooled investment funds are structured entities unless substantive removal or liquidation rights exist. Further details are provided in note 14.

Pension and other post-employment benefits

The costs of, and period end obligations under, defined benefit pension schemes are determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases, mortality rates and future pension increases. Due to the long-term nature of these schemes, such estimates are subject to significant uncertainty. Further details are given in note 20.

Provisions

By their nature, provisions often reflect significant levels of judgement or estimates by management. The nature and amount of the provisions included in the Consolidated Statement of Financial Position are detailed in note 21 and contingencies not provided for are disclosed in note 30.

Deferred tax assets

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that future taxable profits will be available against which the losses can be utilised. Significant judgement is required by management in determining the amount of deferred tax assets that can be recognised, based upon the likely timing and level of future taxable profits and the likely timing of deduction of the relevant expenses.

2.3 Changes in accounting policies

The accounting policies adopted in this Annual Report are consistent with those of the previous financial year.

2.4 Future changes in accounting policies

A number of new standards and amendments to standards and interpretations are effective for periods beginning on or after 1 January 2017. The following new standards are not applicable to these financial statements but are expected to have an impact when they become effective. The Group plans to apply these standards in the reporting period in which they become effective.

IFRS 9 ‘Financial Instruments’ introduces new requirements for classification and measurement, impairment and hedge accounting. This standard is currently expected to become effective in 2018.

IFRS 15 ‘Revenue from Contracts with Customers’ requires revenue to be recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring services to a customer. This standard is currently expected to become effective in 2018.

IFRS 16 ‘Leases’ requires a lessee to recognise lease assets and liabilities, currently accounted for as operating leases, on the balance sheet and recognise amortisation of lease assets and interest on lease liabilities over the lease term. This standard is currently expected to become effective in 2019.

IFRS 9, IFRS 15 and IFRS 16 are subject to endorsement from the European Union.

The Group is assessing the impact of the above standards on the Group’s future financial statements.

3 Income

Group

	Notes	2016 £m	2015 £m
Gross fee and deferred income
Gross fee income		737.6	754.6
Amortisation of deferred income		0.4	1.4
		738.0	756.0
Commissions and deferred acquisition costs
Commissions and fees payable		(151.1)	(150.1)
Amortisation of deferred acquisition and commission costs		(3.2)	(4.1)
		(154.3)	(154.2)
Net fee income		583.7	601.8

Loss from associates and joint ventures	14.2	(2.2)	(0.7)

Finance income
Interest on cash and cash equivalents		0.9	1.0
Gain on sale of associate	7	—	12.3
Gain on sale of available-for-sale financial assets		0.9	11.0
Gain/(loss) on financial instruments at fair value through profit or loss		2.8	(1.2)
Other net investment income		0.6	1.8
Net interest credit on defined benefit pension schemes	20.2	5.3	4.8
		10.5	29.7
Net income		592.0	630.8

4 Expenses

4.1 Operating expenses

Group

	Note	2016 £m	2015 £m
Employee compensation and benefits	5.2	265.1	273.0
Investment administration		34.1	31.6
Information technology		24.3	19.8
Operating leases		9.5	7.7
Office expenses		8.4	9.3
Foreign exchange (gains)/losses		(0.7)	3.2
Other expenses		49.5	42.9
Operating expenses		390.2	387.5

Other expenses include marketing, travel and subsistence, legal and professional costs and irrecoverable indirect taxes.

4.2 Auditors’ remuneration

Group and Company

This note discloses the total remuneration payable to the Group’s auditors.

	2016 £m	2015 £m
Fees payable to PwC for the audit of the Group’s consolidated financial statements	0.3	0.4
Fees payable to PwC and their associates for other services:
– statutory audit of the Group’s subsidiaries	0.5	0.6
– audit related assurance services	0.4	0.2
– other assurance services	0.4	0.3
– services relating to corporate finance transactions	1.4	—
– other services	0.1	—
Total fees	3.1	1.5

The above analysis reflects the amounts billed by PwC or accrued by the Group in 2016. Included in the fees payable to the Group’s auditors for the audit of the Group’s 2016 consolidated financial statements are fees of £30,293 for the audit of the Company’s 2016 financial statements (2015: £29,411).

Audit related assurance services include the half year review of the Group’s interim results, the auditors’ regulatory engagements covering client assets and a review of the regulated European Economic Area consolidated group. Other assurance services primarily relate to the work on the Group’s AAF controls report. In addition, in 2016 the category ‘services relating to corporate finance transactions’ contains £1.4m of costs relating to the work carried out as reporting accountants for the proposed listing on the New York Stock Exchange which has to be carried out by the Group’s auditors and other work related to the proposed merger with Janus Capital Group. The Group has strict policies in place that restrict the use of the Group’s auditors with respect to non-audit services.

5 Employee compensation and benefits

5.1 Number of employees

Group

The number of full-time employees was as follows:

	Average(1)		As at 31 December(1)
	2016 no.	2015 no.	2016 no.	2015 no.
Number of employees	1,009	955	1,006	1,016

Note

(1)   Excluding those working on capitalised projects.

Company

The Company has no full-time employees. Non-executive directors of the Company are not classified as full-time employees.

5.2 Analysis of employee compensation and benefits expense

Employee compensation and benefits expense comprises the following:

		Group		Company
	Note	2016 £m	2015 £m	2016 £m	2015 £m
Salaries, wages and bonuses		201.6	196.2	0.8	0.7
Share-based payments	10.2	28.3	28.9	—	—
Social security costs		25.2	39.2	0.1	0.1
Pension service cost		10.0	8.7	—	—
Employee compensation and benefits expense		265.1	273.0	0.9	0.8

6 Finance expenses

Group

	Note	2016 £m	2015 £m
Debt instruments interest expense		2.7	11.3
Deferred consideration finance charge	7	1.5	1.2
Void property finance charge	21	0.5	0.7
Other		0.6	0.8
Total finance expenses		5.3	14.0

7 Acquisition related and non-recurring items

Group

		2016			2015
	Notes	Acquisition related items £m	Non-recurring items £m	Total £m	Acquisition related items £m	Non-recurring items £m	Total £m
Loss/(income) from associates and joint ventures
Wind up of joint venture	14.2	—	2.7	2.7	—	—	—
Associate intangible amortisation		—	—	—	0.8	—	0.8
TH Real Estate establishment costs		—	—	—	—	(0.3)	(0.3)
		—	2.7	2.7	0.8	(0.3)	0.5
Finance income
TH Real Estate gain on sale		—	—	—	—	(12.3)	(12.3)
Australia acquisitions		—	—	—	—	(0.1)	(0.1)
		—	—	—	—	(12.4)	(12.4)
Operating expenses and amortisation
Intangible amortisation	13	51.3	—	51.3	56.2	—	56.2
Merger transaction costs		—	6.0	6.0	—	—	—
Merger integration costs		—	6.2	6.2	—	—	—
Transactions relating to other disposals		—	0.7	0.7	—	—	—
Australian acquisitions and integration costs		3.8	0.8	4.6	0.7	5.2	5.9
		55.1	13.7	68.8	56.9	5.2	62.1
Finance expenses
Void property finance charge	21	0.5	—	0.5	0.7	—	0.7
Deferred consideration finance charge		1.5	—	1.5	1.2	—	1.2
		2.0	—	2.0	1.9	—	1.9
Total loss/(profit) before tax		57.1	16.4	73.5	59.6	(7.5)	52.1
Tax credit	8	(12.0)	(1.4)	(13.4)	(12.7)	(3.5)	(16.2)
Total loss/(profit) after tax		45.1	15.0	60.1	46.9	(11.0)	35.9

7.1 Acquisition related items

Intangible amortisation

Investment management contracts have been identified as separately identifiable intangible assets arising on the acquisition of subsidiaries or the purchase of stand-alone contracts. They are amortised on a straight-line basis over the expected life of the contracts, currently estimated at between three and eight years.

Australian acquisitions

Amounts included in acquisition related items represent deferred consideration relating to the Perennial Fixed Interest Partners Pty Ltd and Perennial Growth Management Pty Ltd (together ‘Perennial’) and 90 West Asset Management Limited (‘90 West’) acquisitions treated as compensation expense due to the acquisition contract requiring service conditions for the employee vendor.

Void property finance charge

Upon the acquisition of Gartmore and New Star, certain property leases acquired became onerous contracts and provisions were establised at the point of acquisition, reflecting the net present value of the excess lease rentals and other payments over the amounts expected to be recovered from subletting these properties. The finance charge is unwound during the term of the underlying leases through finance expenses.

Deferred consideration finance charge

The acquisitions of Geneva and Perennial provide for contingent consideration payable to vendors subject to certain revenue and growth targets being achieved. The deferred consideration is recorded at its net present value and the finance charge is expensed over the period until the consideration is payable should the condition be met.

7.2 Non-recurring items

2016

Wind up of joint venture

•                  Loss/(income) from associates and joint ventures

An impairment of the investment in Northern Pines of £2.7m was made during the year ahead of its planned wind up.

Merger transaction costs

•                  Operating expenses and amortisation

The Group has incurred transaction costs of £6.0m in the second half of the year in relation to the proposed merger with Janus Capital Group, due to complete in 2017.

Merger integration costs

•                  Operating expenses and amortisation

The Group has incurred expenses of £6.2m in the year in relation to integration with Janus Capital Group, as part of the proposed merger.

Transactions relating to other disposals

•                  Operating expenses and amortisation

The Group has incurred costs in the year related to other disposal transactions, primarily relating to the disposal of the alternative UK small cap team (‘Volantis team’), due to complete in 2017.

Australian integration costs

•                  Operating expenses and amortisation

The Group incurred costs of £0.8m in the year in relation to the integration of Perennial and 90 West.

2015

TH Real Estate

•                  Loss/(income) from associates and joint ventures

A £0.3m adjustment to the Group’s £5.4m share of one-off establishment costs recognised in 2014 was made in the year ended 31 December 2015.

•                  Finance income

On 1 June 2015, the Group sold its 40% stake in TH Real Estate, resulting in a £12.3m gain.

Australian acquisitions and integration costs

•                  Finance income

A £0.1m gain was recognised on the revaluation of the Group’s previous 41.4% stake in 90 West, based on the transaction price on 29 May 2015 when the Group acquired the remaining 58.6% of shares.

•                  Operating expenses and amortisation

The Group incurred costs of £5.2m relating to the acquisition of Perennial and 90 West.

8 Tax

Tax recognised in the income statement

	Group		Company
	2016 £m	2015 £m	2016 £m	2015 £m
Current tax:
— charge for the year	30.5	21.4	—	—
— prior year adjustments	(0.4)	(4.6)	—	—

Deferred tax:
— credit for the year	(2.4)	(9.7)	—	—
— prior year adjustments	1.9	(0.4)	—	—
Total tax charged to the income statement	29.6	6.7	—	—

Reconciliation of profit/(loss) before tax to tax charge/(credit)

The tax charge/(credit) for the year is reconciled to the profit/(loss) before tax in the income statement as follows:

Group

	2016			2015
	Underlying profit £m	Acquisition related and non-recurring items £m	Total £m	Total £m
Profit/(loss) before tax	212.7	(73.5)	139.2	167.9

Tax charge/(credit) at the UK corporation tax rate of 20.0% (2015: 20.25%)	42.5	(14.7)	27.8	34.0

Factors affecting the tax charge/(credit):
Differences in effective tax rates on overseas profits	0.3	(2.0)	(1.7)	(13.1)
Staff compensation deductions	—	—	—	(6.9)
Prior period adjustments	1.1	0.4	1.5	(5.0)
Utilisation of previously unrecognised tax losses	(0.2)	—	(0.2)	(1.6)
Non-taxable income and disallowable expenditure	0.8	2.9	3.7	(1.4)
Changes in statutory tax rates	(0.6)	—	(0.6)	0.1
Other items	(0.9)	—	(0.9)	0.6
Total tax charged/(credited) to the Consolidated Income Statement	43.0	(13.4)	29.6	6.7

Company

	2016 £m	2015 £m
Profit before tax	111.6	272.2

Tax charge at the UK corporation tax rate of 20.0% (2015: 20.25%)	22.3	55.1

Factors affecting the tax charge:
Non-taxable income and disallowable expenditure	(22.2)	(55.9)
Group relief (claimed)/surrendered	(0.1)	0.8
Total tax charged to the Company Income Statement	—	—

The UK corporation tax rate was reduced from 21% to 20% with effect from 1 April 2015. Accordingly, the UK corporation tax rate for 2015 was 20.25%. The rate for the current year was 20%.

9 Earnings per share

Group

The weighted average number of shares for the purpose of calculating earnings per share is as follows:

	2016 no. (millions)	2015 no. (millions)
Issued share capital	1,131.8	1,139.2
Less: own shares held	(40.7)	(46.1)
Weighted average number of ordinary shares for the purpose of basic earnings per share	1,091.1	1,093.1
Add: potential dilutive impact of share options and awards	24.3	49.9
Weighted average number of ordinary shares for the purpose of diluted earnings per share	1,115.4	1,143.0

Basic and diluted earnings per share have been calculated on the profit attributable to owners of the parent. The difference between the weighted average number of shares used in the basic earnings per share and the diluted earnings per share calculations reflects the dilutive impact of options and awards of shares to employees, which are anticipated to be exercised based on market conditions as at the reporting date.

9.1 On underlying profit after tax attributable to owners of the parent

Earnings

	2016 £m	2015 £m
Profit after tax attributable to owners of the parent	109.6	161.2
Add back:
Acquisition related and non-recurring items after tax	60.1	35.9
Earnings for the purpose of basic and diluted earnings per share	169.7	197.1

Earnings per share

	2016 pence	2015 pence
Basic	15.6	18.0
Diluted	15.2	17.2

9.2 On profit after tax attributable to owners of the parent

Earnings

	2016 £m	2015 £m
Earnings for the purpose of basic and diluted earnings per share	109.6	161.2

Earnings per share

	2016 pence	2015 pence
Basic	10.0	14.7
Diluted	9.8	14.1

10 Share-based payments

Group

10.1 Share-based compensation plans

The Group operates a number of share-based compensation plans, being the Restricted Share Plan, Employee Share Ownership Plan, Long-Term Incentive Plan, Deferred Equity Plan, Buy As You Earn Share Plan, Company Share Option Plan, Executive Shared Ownership Plan and Sharesave Scheme. Further details of the material plans in operation during 2016 are set out below:

Deferred Equity Plan (DEP)

Employees who receive cash-based incentive awards over a preset threshold, have an element deferred. The deferred awards are deferred into the Company’s shares, or into Group managed funds. The DEP trustee purchases Company shares and units or shares in Group managed funds and holds them in trust. Awards are deferred for up to three years and vest in three equal tranches. Those employees who elected to participate in the 2011 ESOP, had their restricted shares, upon vesting, automatically transferred into the 2011 ESOP as purchased shares. They attracted matching shares subject to the performance and employment conditions of that plan.

The 2013 DEP had a matching share element where employees, excluding Executive Directors, were awarded one matching share for every three restricted shares held in trust on the third anniversary of the award. One third of the restricted shares became unrestricted on each anniversary. If an employee requested to receive any of the unrestricted shares prior to the third anniversary, the related matching shares were forfeit. Forfeiture conditions applied in the case of leavers. A matching share element is not included on any DEP schemes awarded for later years.

The expense of deferred short-term incentive awards (including social security costs) is recognised in the Consolidated Income Statement over the period of deferral. As at 31 December 2016, £54.4m (2015: £57.0m) of the expense of deferred awards is to be recognised in future periods.

Restricted Share Plan (RSP)

The RSP allows employees to receive shares in the Company for £nil consideration at a future point, usually after three years. The awards are made typically for staff recruitment and retention purposes and larger awards generally have performance hurdles. The Remuneration Committee approves awards to Code Staff, any awards over £500,000 and award vestings that exceed £50,000. On vesting, the employee must satisfy any employee tax and social security obligations.

Long-Term Incentive Plan (LTIP)

The LTIP awards provide selected employees restricted shares or £nil cost options that have employment conditions and performance conditions attached as shown below. Employees who have been awarded such options have five years to exercise their options following the three year vesting period for 2013 LTIP and five and four years to exercise their options following the three and four year vesting periods (respectively) for the 2014 LTIP. Two thirds of the 2015 and 2016 LTIP can be exercised from the end of year three and one third from the end of year four.

2014 award criteria	Amount vesting
Henderson Group TSR less than the 50th percentile of the FTSE 350 General Financial Services companies	nil %
Henderson Group TSR at the 50th percentile of the FTSE 350 General Financial Services companies	25%
Henderson Group TSR at or above the 75th percentile of the FTSE 350 General Financial Services companies	100%

If the Henderson Group TSR is between the 50th and 75th percentiles, the amount vesting will increase on a linear basis. The Remuneration Committee must also be satisfied that the Henderson Group TSR reflects the underlying performance of the Group. For the 2012, 2013 and 2014 LTIP, the performance hurdle is 95% relative to Henderson Group TSR and 5% on risk and sustainability metrics.

Employees may be entitled to dividend equivalents for the 2013 and 2014 LTIPs, subject to approval by the remuneration Committee, once the LTIP is vested based on the dividends declared during the three year (four years in respect of the 1/3rd tranche of LTIP 2014) vesting period in respect of the shares that vest. The dividend equivalents for LTIP 2013 are payable in two equal tranches, one and two year(s) after vesting. The LTIP 2014 vests in two tranches split 2/3rds and 1/3rd, three and four years after the award is granted respectively. Dividend equivalents on the LTIP 2014 2/3rds tranche are payable as described for LTIP 2013. For the 1/3rd tranche of LTIP 2014 dividend equivalents are payable in equal tranches, at vesting and one year after vesting. Employees are not entitled to vote or receive dividends in respect of these awards until the vesting conditions are met, nor are they allowed to pledge, hedge or assign the expected awards in any way.

The 2015 and 2016 LTIP award vesting and release of the award are subject to performance against the following performance conditions measured (as appropriate) over, or at the end of, the relevant three or four year performance period (in respect of the first and second tranche of the awards respectively):

2015 and 2016 award criteria	Weighting
Market conditions
— FTSE 350	25%
— ASX 100	25%
Non-market
— Net Fund Flows Condition	15%
— Investment Performance Condition	15%
— Operating Margin Condition	10%
— People Strategy Condition	10%

In respect of the first tranche of the award, an additional holding period of two years shall apply commencing on the relevant vesting date, during which time the participant may not sell, pledge, charge, assign, dispose of or otherwise transfer ownership of the underlying shares pertaining to the award, other than to meet mandatory liabilities to tax and/or social security contributions. In respect of the second tranche of the award, an additional holding period of one year shall apply commencing on the relevant vesting date with similar conditions.

The performance period for the 2013 LTIP was completed on 31 December 2015 and 98% of awards vested in April 2016. The performance period for the first tranche of 2014 LTIP was completed on 31 December 2016 and 3% of awards will vest in April 2017.

10.2 Share-based payments charged to the Consolidated Income Statement

	2016 £m	2015 £m
DEP	13.6	12.6
LTIP	5.5	5.7
RSP	3.8	5.4
BAYE	2.2	1.9
ExSOP	1.4	1.3
CSOP	1.1	1.1
SAYE	0.5	0.5
ESOP	0.2	0.4
Share-based payments expense	28.3	28.9

The total amount settled through the Consolidated Statement of Changes in Equity is analysed between:

	2016 £m	2015 £m
Share-based payments charged to the Consolidated Income Statement	28.3	28.9
Proceeds from share schemes	8.1	10.3
Amounts settled through equity	36.4	39.2

All amounts above exclude related employment taxes which are recognised in the Consolidated Income Statement.

10.3 Fair value of share-based compensation plans

The following share schemes involve the grant of shares and options for £nil consideration. The fair value of these grants is calculated using the share price at grant date, which is set out in the following table. LTIP fair values have been discounted on the basis that the option holder has no entitlement to dividends over the vesting period of the option. Dividend equivalents, should they be awarded, are treated as separate, cash- settled awards. No adjustments have been made for dividends relating to the DEP and BAYE.

	2016		2015
	Shares/ options granted no.	Average grant share price £	Shares/ options granted no.	Average grant share price £
LTIP	6,757,600	2.50	6,192,531	2.73
DEP	5,634,351	2.51	4,982,915	2.86
RSP	2,613,133	2.39	1,262,989	2.60

The fair value calculation for the LTIP includes a statistical assessment of the likelihood of the Group achieving performance targets as set out in the plan.

11 Dividends paid and proposed

Company

	2016 £m	2016 pence per share	2015 £m	2015 pence per share
Dividends on ordinary shares declared and paid in the year
Final dividend in respect of 2015 (2014)	80.9	7.20	70.9	6.40
Interim dividend in respect of 2016 (2015)	35.3	3.20	34.5	3.10
Total dividends paid and charged to equity	116.2	10.40	105.4	9.50

	2016 £m	2016 pence per share	2015 £m	2015 pence per share
Dividends proposed on ordinary shares for approval by the shareholders at the AGM
Final dividend for 2016 (2015)	82.6	7.30	81.5	7.20

The Board is recommending a final dividend for 2016 of 7.30 pence per share which, when added to the interim 2016 dividend of 3.20 pence per share, results in a total dividend for 2016 of 10.50 pence per share. The final dividend proposed in respect of 2016 of £82.6m is based on the total number of ordinary shares in issue at 31 December 2016. There was a £1.5m decrease between the proposed dividends (2015 final: £81.5m and 2016 interim: £36.2m), as reported in the 2015 Annual Report and the Interim Report for the six months ended 30 June 2016, versus the dividends paid out during the year (2015 final: £80.9m and 2016 interim: £35.3m). This represents dividends waived by employee benefit trust trustees on shares held in trust on behalf of Group employees. The amount waived in respect of the final dividend declared in respect of 2016 will be established by the employee benefit trust trustees on 5 May 2017, being the dividend record date.

12 Segmental information

Group

Henderson is a global investment manager. The Group manages a broad range of actively managed investment products for institutional and retail investors, across five capabilities, being European Equities, Global Equities, Global Fixed Income, Multi-Asset and Alternatives, including Private Equity and Property. Management operates across product lines, distribution channels and geographic regions. All investment product types are sold in most, if not all, of these regions and are managed in various locations.

Information is reported to the chief operating decision-maker, the Board, on an aggregated basis. Strategic and financial management decisions are determined centrally by the Board and, on this basis, the Group is a single segment investment management business.

Entity-wide disclosures

	2016 £m	2015 £m
Revenues by product
UK OEICs/unit trusts	237.7	262.5
SICAVs	252.6	257.0
US mutuals	95.0	82.8
Institutional segregated mandates and cash funds	75.1	62.8
Offshore absolute return funds	32.9	50.0
Other	44.7	40.9
Gross fee and deferred income	738.0	756.0

The Group does not have a single client which accounts for more than 10% of revenues.

Geographic information

	2016 £m	2015 £m
Revenues from clients
UK	382.7	457.9
Luxembourg	208.7	179.0
Americas	127.0	112.6
Australia	15.8	3.7
Singapore	2.5	1.4
Japan	1.3	1.2
Other	—	0.2
Gross fee and deferred income	738.0	756.0

The geographical revenue information is split according to the country in which the revenue is generated, not necessarily where the client is based.

	2016 £m	2015 £m
Non-current assets
UK	521.8	558.1
Americas	89.0	85.2
Australia	58.8	53.9
Other	1.4	0.7
	671.0	697.9

Non-current assets for this purpose consist of intangible assets, investments accounted for using the equity method and property and equipment.

13 Intangible assets

Group

Intangible assets are analysed as follows:

2016

	Goodwill £m	Investment management contracts £m	Computer software £m	Total £m
Cost
At 1 January	556.7	384.0	20.9	961.6
Additions	—	—	7.9	7.9
Impact of foreign exchange movement	12.0	10.8	—	22.8
At 31 December	568.7	394.8	28.8	992.3

Accumulated amortisation
At 1 January	—	(274.7)	(6.3)	(281.0)
Charge	—	(51.3)	(3.1)	(54.4)
At 31 December	—	(326.0)	(9.4)	(335.4)
Carrying value at 31 December	568.7	68.8	19.4	656.9

2015

	Goodwill £m	Investment management contracts £m	Computer software £m	Total £m
Cost
At 1 January	523.7	361.5	14.9	900.1
Additions	29.5	18.7	6.0	54.2
Impact of foreign exchange movement	3.5	3.8	—	7.3
At 31 December	556.7	384.0	20.9	961.6

Accumulated amortisation
At 1 January	—	(218.5)	(3.7)	(222.2)
Charge	—	(56.2)	(2.6)	(58.8)
At 31 December	—	(274.7)	(6.3)	(281.0)
Carrying value at 31 December	556.7	109.3	14.6	680.6

The Group considers itself to have one cash generating unit to which goodwill is allocated.

The recoverable value of goodwill for the Group at 31 December 2016 has been determined by a value in use calculation, using cash flows based on the Group’s annual budget and five year forecasts approved by the Board and a terminal value for the period thereafter. The key assumptions applied to the Group’s annual budget and five year forecast are market performance and net fund flows. Management determined these key assumptions by assessing current market conditions and through the utilisation of forward looking external evidence.

The terminal value has been calculated assuming a long-term growth rate of 2.0% per annum in perpetuity, based on the Group’s view of long-term nominal growth, which does not exceed market expectations.

A pre-tax risk-adjusted discount rate of 11.8% per annum has been applied. The resultant value in use calculation has been compared with the carrying value of the Group’s goodwill to determine if any goodwill impairment arises. The calculation shows significant headroom in the recoverable value of goodwill. Sensitivities were performed by adjusting key assumptions for reasonable possible changes, with the model continuing to show significant headroom.

Recent market transactions and the Group’s current market capitalisation provide additional evidence that the recoverable value of goodwill is in excess of the carrying value.

14 Interests in other entities

The Group operates as a global investment manager and reports its results to the Board on an aggregated basis. The Group manages its operations via investments in subsidiaries, associates and joint ventures and interests in structured entities.

The Group’s interests in structured entities are through employee benefit trusts and seed capital investments in funds. Employee benefit trusts are consolidated and are for the purpose of administering the Group’s share-based payment arrangements. Further details of the Group’s share-based payment arrangements are set out in note 10. The Group holds interests in funds via seed capital investments and investment management agreements, for which it earns management fees and, in certain funds, performance fees. Segregated mandates and investment trusts do not give the Group any rights over the client or trust who have the right to remove the Group as manager, being a right similar to a voting right. As such, segregated mandates and investment trusts are not structured entities. Management has determined that the Group acts as agent for unconsolidated funds due to its relatively low economic exposure and variability of returns.

The Group is exposed to structured entities via the risk that their AUM decreases which will cause a fall in the Group’s income. Considering the potential for changes in the AUM of structured entities, management has determined that the Group’s structured entities should be aggregated by the type of vehicle. As all of the Group’s unconsolidated funds that meet the definition of a structured entity are in pooled investment funds, disclosures have been made on this basis. Refer to note 14.3.

14.1 Subsidiaries

Company

Investment in subsidiaries

	2016 £m	2015 £m
At 31 December	1,032.0	1,029.8

The wholly owned and directly held subsidiaries of the Company are as follows:

	Country of incorporation and principal place of operation	Functional currency
Henderson Group Holdings Asset Management Limited	UK	GBP
Horizon Orbit Corporation	USA	USD

The registered office address of Henderson Group Holdings Asset Management Limited is 201 Bishopsgate, London, United Kingdom, EC2M 3AE and the registered office address of Horizon Orbit Corporation is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.

Group

Refer to note 33 for the subsidiaries of the Group, excluding the directly held subsidiaries of the Company shown above.

14.2 Investments accounted for using the equity method

Group

The Group holds interests in the following associates and joint ventures managed through shareholder agreements with third party investors, accounted for under the equity method:

	Country of incorporation and principal place of operation	Functional currency	2016 Percentage owned	2015 Percentage owned
Northern Pines Henderson Capital GP LLC	USA	USD	50%	50%
Northern Pines Henderson Capital LLC	USA	USD	50%	50%
Optimum Investment Management Limited	UK	GBP	50%	50%

Share of loss after tax from associates and joint ventures

The Group’s share of loss after tax from associates and joint ventures is as follows:

	2016 £m	2015 £m
TH Real Estate share of underlying profit	—	0.1
TH Real Estate share of acquisition related and non-recurring items	—	(0.5)
TH Real Estate share of loss	—	(0.4)
Impairment of joint venture	(2.7)	—
Share of income/(loss) from other associates and joint ventures	0.5	(0.3)
Total loss from associates and joint ventures	(2.2)	(0.7)

On 1 June 2015, the Group sold its 40% stake in TH Real Estate, with a carrying value of £72.9m, for consideration of £84.3m.

During 2016, the Group recognised an impairment of £2.7m on its investment in Northern Pines ahead of its planned wind up.

14.3 Interests in unconsolidated structured entities

Group

A reconciliation of AUM reported by the Group to AUM in funds that meet the definition of an unconsolidated structured entity is shown below:

£bn	Total AUM	Less: segregated mandates and investment trusts	Less: consolidated pooled investment funds	Pooled investment funds AUM
31 December 2016	101.0	(31.3)	(0.2)	69.5
31 December 2015	92.0	(25.5)	(0.2)	66.3

During the year, the Group recognised gross fee and deferred income of £622.4m (2015: £657.6m) from unconsolidated structured entities in the Consolidated Income Statement.

The Group has the following exposure to unconsolidated structured entities, which equates to the Group’s maximum exposure to loss:

£m	Trade debtors	Accrued income	Seed capital investments	Total
31 December 2016	0.4	95.6	19.9	115.9
31 December 2015	5.5	92.9	4.3	102.7

15 Property and equipment

Group

	2016 £m	2015 £m
Cost
At 1 January	26.9	25.0
Additions	2.6	1.9
Disposals	(0.4)	—
Impact of foreign exchange movement	0.6	—
At 31 December	29.7	26.9

Accumulated depreciation
At 1 January	(12.5)	(9.9)
Charge	(2.9)	(2.6)
Disposals	0.1	—
Impact of foreign exchange movement	(0.5)	—
At 31 December	(15.8)	(12.5)
Net book value at 31 December	13.9	14.4

16 Fair value of financial instruments

Group

Total financial assets and liabilities

The following table sets out the financial assets and liabilities of the Group:

		Carrying value
	Notes	2016 £m	2015 £m
Financial assets at fair value through profit or loss		216.1	145.7
Available-for-sale financial assets		41.9	64.6
Total financial assets measured at fair value		258.0	210.3

Accrued income, OEIC and unit trust debtors, trade debtors and other debtors		263.3	221.4
Cash and cash equivalents	18.1	244.0	381.6
Total loans and receivables		507.3	603.0

Total financial assets		765.3	813.3

Debt instrument in issue	19	—	149.9
Trade and other payables (excluding deferred income)		324.0	301.0
Total loans and payables carried at amortised cost		324.0	450.9

Financial liabilities at fair value through profit or loss		149.3	119.3
Provisions	21	12.0	11.9
Total financial liabilities at fair value through profit or loss		161.3	131.2
Total financial liabilities		485.3	582.1

The carrying value of these assets and liabilities is considered to be materially equal to their fair value with the exception of the Group’s debt instrument which had a fair value of £151.4m at 31 December 2015. The Group’s debt instrument was fully repaid on 24 March 2016 at the par value of £150.0m.

Financial assets at fair value through profit or loss mainly consist of seed capital investments, investments and derivatives held in consolidated structured entities and investments in the Group’s fund products which are held, in employee benefit trusts, against outstanding deferred compensation arrangements. Any movement in the fair value of the assets held against deferred compensation liabilities is offset by a corresponding movement in deferred compensation liabilities. Both movements are recognised through the Consolidated Income Statement. Available-for-sale financial assets consist of seed capital investments and investments in consolidated funds.

Financial liabilities at fair value through profit or loss mainly consist of non-controlling interests in consolidated structured entities, deferred compensation liabilities which are held against the investments in the Group’s fund products, derivative instruments, provisions and contingent deferred consideration.

The Group enters into forward foreign exchange contracts to hedge seed capital investments denominated in foreign currency. Forward foreign exchange contracts are also used to hedge the translation of certain consolidated structured entities. In addition, the Group entered into a number of contracts for difference (CFDs), credit default indices (CDXs), futures and total return swaps (TRSs) to hedge the market movements of specific available-for-sale and fair value through profit or loss financial assets. These derivatives are recognised in financial assets and financial liabilities at fair value through profit and loss.

Current loans and receivables and trade and other payables carried at amortised cost, included in the table above, represent balances mainly settling in a short timeframe, and accordingly, the fair value of these assets and liabilities is considered to be materially equal to their carrying value after taking into account any impairment.

Company

As at 31 December 2016, the Company held financial assets at fair value through profit or loss with a carrying and fair value of £53.8m (2015: £41.7m). These investments are classified as Level 1 and Level 2 using the hierarchy set out on the following page. As at 31 December 2016, the Company held financial liabilities at fair value through profit or loss with a carrying and fair value of £42.0m (2015: £28.2m), which were classified as Level 3 using the hierarchy set out on the following page. During 2016, there were no transfers in to or out of Level 1, Level 2 and Level 3 (2015: £nil).

Group

Fair value hierarchy

The following asset and liability types are carried at fair value after initial recognition.

The Group uses the following hierarchy for determining and disclosing the fair value of financial assets and liabilities by valuation technique:

•                  Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

•                  Level 2: other techniques where all inputs, which have a significant effect on the recorded fair value, are observable, either directly or indirectly; and

•                  Level 3: techniques where inputs which have a significant effect on the recorded fair value that are not based on observable market data.

At 31 December 2016

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets
Financial assets at fair value through profit or loss	216.1	107.9	107.7	0.5
Available-for-sale financial assets	41.9	3.4	4.4	34.1
Total financial assets measured at fair value	258.0	111.3	112.1	34.6

At 31 December 2015

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial assets
Financial assets at fair value through profit or loss	145.7	79.0	66.2	0.5
Available-for-sale financial assets	64.6	10.1	15.5	39.0
Total financial assets measured at fair value	210.3	89.1	81.7	39.5

At 31 December 2016

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial liabilities
Financial liabilities at fair value through profit or loss	149.3	14.6	1.5	133.2
Provisions	12.0	—	—	12.0
Total financial liabilities measured at fair value	161.3	14.6	1.5	145.2

At 31 December 2015

	Total £m	Level 1 £m	Level 2 £m	Level 3 £m
Financial liabilities
Financial liabilities at fair value through profit or loss	119.3	8.8	5.4	105.1
Provisions	11.9	—	—	11.9
Total financial liabilities measured at fair value	131.2	8.8	5.4	117.0

During 2016, there was a £3.1m transfer of financial assets between Level 1 and Level 2. There were no other transfers in or out of Level 1, Level 2 and Level 3 during the year (2015: £nil).

Level 3 investments at 31 December 2016 mainly comprise private equity investments. Private equity investments are valued using a combination of the enterprise value/EBITDA multiple method and the discounted cash flow method. Significant unobservable inputs include long-term revenue growth rates, discount rate and pre-tax operating margin, taking into account management’s experience and knowledge of market conditions of the specific industries. As the fair value measurement of the financial assets included in Level 3 is based on unobservable inputs, a change in one or more underlying assumptions could result in a significant change in fair value. However, due to the numerous different factors affecting the assets, the impact cannot be quantified.

The following is a reconciliation of the movements in the Group’s financial assets classified as Level 3 during the year:

	2016 £m	2015 £m
Fair value at 1 January	39.5	47.8
Additions	0.3	0.5
Disposals	—	(23.9)
Movements recognised in the Consolidated Income Statement	—	9.9
Transferred from Consolidated Statement of Comprehensive Income to Consolidated Income Statement	—	(9.6)
Fair value movements recognised in the Consolidated Statement of Comprehensive Income	(5.2)	14.8
Fair value at 31 December	34.6	39.5

Level 3 financial liabilities at fair value through profit or loss represent non-controlling interests in consolidated funds, the deferred compensation liabilities which are held against the investments in the Group’s fund products, contingent deferred consideration and provisions. With respect to non-controlling interests in consolidated funds, the fair value movements are primarily driven by fair value changes in investments held in these funds and the dilution of the Group’s investments as a result of additional external investments in the funds. Details of the inputs used to calculate the fair value of contingent deferred consideration and provisions can be found in notes 2.2 and 21 respectively. Sensitivity analysis around likely possible changes to the inputs into the valuations of these liabilities has been performed and resulted in no significant difference to the fair values recognised that, if adjusted for, would impact the profit attributable to owners of the parent.

The following is a reconciliation of the movements in the Group’s financial liabilities classified as Level 3 during the year:

	2016 £m	2015 £m
Fair value at 1 January	117.0	96.0
Net movement on bonuses deferred into funds	13.8	2.1
Other net additions	22.7	21.5
Other movements	(8.3)	(2.6)
Fair value at 31 December	145.2	117.0

17 Trade and other receivables

	Group		Company
	2016 £m	2015 £m	2016 £m	2015 £m
Accrued income	127.9	120.6	—	—
OEIC and unit trust debtors	115.0	77.7	—	—
Trade debtors	6.0	10.4	—	—
Other debtors	14.4	12.7	0.1	0.1
Prepayments	8.6	7.4	—	—
Deferred acquisition costs	2.7	4.0	—	—
Amounts owed by subsidiaries	—	—	15.7	8.7
	274.6	232.8	15.8	8.8

Non-current	—	0.1	—	—
Current	274.6	232.7	15.8	8.8
	274.6	232.8	15.8	8.8

18 Cash and cash equivalents

18.1 Cash at bank and in hand and cash equivalents

	Group		Company
	2016 £m	2015 £m	2016 £m	2015 £m
Cash at bank and in hand	180.2	308.5	10.6	7.2
Cash equivalents	63.8	73.1	—	—
Cash at bank and in hand and cash equivalents	244.0	381.6	10.6	7.2

Cash and cash equivalents consist of cash at bank, cash in hand and short-term highly liquid government securities or investments in money market instruments with a maturity date of three months or less.

As at 31 December 2016, cash and cash equivalents includes £18.3m (2015: £27.2m) of cash held by consolidated structured entities. As at 31 December 2016, cash and cash equivalents also included £nil of cash at bank and in hand that was held in the Group’s manager dealing accounts which represented payments due to and from OEICs and units trusts as a result of client trading (2015: £1.7m), and rental guarantee deposits of £nil (2015: £0.1m). After deducting these restricted cash balances, total unrestricted cash is £225.7m (2015: £352.6m).

18.2 Net cash flows generated from operating activities

Group

	Notes	2016 £m	2015 £m
Net cash flows generated from operating activities
Profit before tax		139.2	167.9
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
— interest expense		3.0	11.3
— share-based payment charges	10.2	28.3	28.9
— intangible amortisation		54.4	59.6
— share of income from associates and joint ventures		(0.5)	(0.1)
— impairment of associate	14.2	2.7	—
— property and equipment depreciation	15	2.9	2.6
— gain on disposal of seed capital investments		(0.9)	(11.0)
— contributions to Group pension schemes in excess of costs recognised		(5.5)	(5.0)
— net movements on other provisions		1.1	0.4
— other finance charges		2.6	2.7
— other finance income		(3.4)	(0.2)
— seed capital investment impairment		—	1.0
— gain on sale of associates	7	—	(12.4)
Net cash flows generated from operating activities before changes in operating assets and liabilities		223.9	245.7
Changes in operating assets and liabilities	18.3	(15.1)	33.5
Net tax paid		(30.1)	(9.4)
Net cash flows generated from operating activities		178.7	269.8

Included within net cash flows generated from operating activities are cash outflows relating to non-recurring items of £6.5m (2015: £2.5m).

18.3 Changes in operating assets and liabilities

	Group		Company
	2016 £m	2015 £m	2016 £m	2015 £m
Changes in OEIC and unit trust debtors and creditors	(3.4)	(0.1)	—	—
(Increase)/decrease in other assets	(2.5)	29.6	(19.1)	(13.3)
(Decrease)/increase in provisions and other liabilities	(9.2)	4.0	59.1	(75.9)
Changes in operating assets and liabilities	(15.1)	33.5	40.0	(89.2)

19 Debt instrument in issue

Group

	2016 Carrying value £m	2016 Fair value £m	2015 Carrying value £m	2015 Fair value £m
Senior, unrated fixed rate notes due 24 March 2016 (2016 Notes)	—	—	149.9	151.4

On 24 March 2011, the Group issued, at par, £150.0m of 2016 Notes which were listed on the LSE, unsecured, unrated, repayable in full on 24 March 2016 and bore interest at a fixed rate of 7.25% per annum payable six monthly. The fair value of the 2016 Notes was obtained by applying a Level 1 valuation technique. The notes were repaid in full at their maturity on 24 March 2016.

20 Retirement benefits

Group

20.1 Characteristics and risks associated with the retirement benefit plans

The main defined benefit pension plan sponsored by the Group is the defined benefit section of Henderson Group Pension Scheme (HGPS), which closed to new members on 15 November 1999. The sponsor and principal employer of the HGPS is HGI Group Limited and the participating company is Henderson Administration Limited. The appointed investment manager for the final salary scheme is Henderson Global Investors Limited. The HGPS is funded by contributions to a separately administered fund. The actuarial advisers to the HGPS are Towers Watson.

Benefits in the HGPS are based on service and final salary. The plan is approved by HMRC for tax purposes, and is operated separately from the Group and managed by an independent Trustee board. The Trustee is responsible for payment of the benefits and management of the HGPS assets.

The HGPS is subject to UK regulations, which require the Group and Trustee to agree a funding strategy and contribution schedule for the scheme.

The triennial valuation of the HGPS as at 31 December 2014, carried out by the Trustee’s independent actuarial advisers, revealed a deficit of £29.0m on a technical provisions basis. As a result, the Group has agreed with the Trustee to fund additional contributions, commencing in January 2017. The contribution will be £8.4m per annum and will be spread over four years to the end of 2020. These payments will be made out of cash resources. To the extent that future valuations reveal an additional funding deficit, additional contributions may be required from the Group.

The Group also has a contractual obligation to provide certain members of the HGPS with additional defined benefits on an unfunded basis.

The valuation of the HGPS under IAS 19 ‘Employee Benefits’ is based on full membership data as at 31 December 2014 and updated to the accounting date by an independent actuary in accordance with IAS 19. The HGPS assets are stated at their fair values as at 31 December 2016.

The Group expects to contribute approximately £16.0m to the HGPS in the year ending 31 December 2017 (defined benefit and money purchase sections) based on the triennial valuation as at 31 December 2014, inclusive of the additional contributions agreed with the trustees. Benefits paid via the unfunded arrangements are paid directly by the Group and are expected to be £0.3m in 2017.

As with the vast majority of similar arrangements in the United Kingdom, the Group ultimately underwrites the risks relating to these defined benefit plans. These risks include investment risks and demographic risks, such as the risk of members living longer than expected.

20.2 Amounts recognised in the financial statements

Retirement benefit assets and obligations recognised in the Consolidated Statement of Financial Position

	2016 £m	2015 £m
Retirement benefit assets recognised in the Consolidated Statement of Financial Position
Henderson Group Pension Scheme	145.9	130.0

Retirement benefit obligations recognised in the Consolidated Statement of Financial Position
Henderson Group unapproved pension scheme	(9.6)	(8.1)

Net retirement benefit asset recognised in the Consolidated Statement of Financial Position	136.3	121.9

Pension service cost recognised in the Consolidated Income Statement

	2016 £m	2015 £m
Charges/(credits) relating to defined benefit and unapproved schemes
Administration costs	1.0	0.9
Current service cost	0.9	1.0
Net interest credit	(5.3)	(4.8)
	(3.4)	(2.9)

Contributions to money purchase members’ accounts	5.5	5.3
Net charge to the Consolidated Income Statement	2.1	2.4

Actuarial gains/(losses) recognised in the Consolidated Statement of Comprehensive Income

	2016 £m	2015 £m
Actuarial gains/(losses)	17.3	(1.2)
Tax at source	(8.4)	(1.7)
Net gain/(loss) recognised in the Consolidated Statement of Comprehensive Income	8.9	(2.9)

Reconciliation of present value of defined benefit obligations

	2016 £m	2015 £m
At 1 January	457.5	479.4
Current service cost	0.9	1.0
Interest cost	16.7	16.9
Actuarial (gains)/losses arising from:
— experience	(2.0)	(3.8)
— demographics	(1.3)	—
— changes in financial assumptions	100.3	(15.6)
Benefit payments	(22.6)	(20.4)
At 31 December	549.5	457.5

Reconciliation of fair value of defined benefit scheme assets

	2016 £m	2015 £m
At 1 January	595.1	613.0
Interest credit	22.0	21.7
Administration costs	(1.0)	(0.9)
Actuarial gains/(losses) arising from scheme assets	114.3	(20.6)
Contributions	2.1	2.1
Benefit payments	(22.6)	(20.2)
At 31 December	709.9	595.1

Net retirement benefit asset recognised in the Consolidated Statement of Financial Position

	2016 £m	2015 £m
Present value of defined benefit obligations	(549.5)	(457.5)
Fair value of defined benefit scheme assets	709.9	595.1
Tax at source	(24.1)	(15.7)
At 31 December	136.3	121.9

Pension scheme assets

The major categories of assets in the HGPS are as follows:

	2016 £m	2015 £m
Growth portfolio
— diversified growth	147.4	129.9
Bond assets	529.7	435.5
Buy and maintain credit fund	31.8	28.4
Cash and cash equivalents	1.0	1.3
At 31 December	709.9	595.1

The assets of the HGPS are allocated to a growth portfolio and bond assets. The majority of the growth portfolio is invested in pooled diversified funds, with the objective of achieving a level of growth greater than the bond portfolio. The bond portfolio is managed on a segregated basis, with the primary objective of meeting the cash flows as they mature.

The current strategic allocation is broadly 25% growth assets and 75% bond assets. For strategic purposes, the buy and maintain credit fund is split evenly between a growth portfolio and bond assets. The Trustee intends to increase the allocation to bond assets as the funding level of the HGPS (calculated on a ‘self-sufficiency’ basis) improves. All of the HGPS assets are quoted in active markets.

20.3 Actuarial assumptions

Financial assumptions

For the purpose of the following disclosures, the retirement benefit arrangements have been combined on the grounds of materiality:

	2016 % per annum	2015 % per annum
Discount rate	2.9	3.8
Rate of increase in pensionable salaries	2.5	2.5
Inflation (RPI)	3.2	3.0
Inflation (CPI)	2.1	2.0

	years	years
Post-retirement mortality (expectancy of life):
Male currently aged 60	28.6	28.5
Female currently aged 60	29.7	30.0
Male aged 60 in 15 years	29.9	30.0
Female aged 60 in 15 years	31.2	31.5

Amount, timing and uncertainty of future cash flows

The approximate impact of changing these main assumptions on the defined benefit obligation at 31 December 2016 is as follows:

•                  reducing the discount rate by 0.1% per annum would increase the IAS 19 defined benefit obligation by £11.0m (2015: £9.0m);

•                  increasing RPI and CPI inflation assumptions by 0.1% per annum would increase the IAS 19 defined benefit obligation by £3.0m (2015: £3.0m); and

•                  increasing the life expectancy of members by one year would increase the IAS 19 defined benefit obligation by £16.0m (2015: £14.0m).

There would also be an impact on the current service cost, but given the small active population in these plans this is likely to be immaterial.

The above sensitivity analysis may not be representative of the actual change, as in practice the changes in assumptions may not occur in isolation. The weighted average duration of the defined benefit obligations is approximately 19 years (2015: 19 years).

21 Provisions

Group

	Void properties £m	Other £m	Total £m
At 1 January 2016	10.3	1.6	11.9
Additions	—	1.1	1.1
Finance charge	0.5	—	0.5
Utilised	(0.8)	(0.4)	(1.2)
Released	(0.1)	(0.4)	(0.5)
Impact of foreign exchange movement	—	0.2	0.2
At 31 December 2016	9.9	2.1	12.0

Non-current	8.0	1.2	9.2
Current	1.9	0.9	2.8
At 31 December 2016	9.9	2.1	12.0

Void properties

The void properties provision reflects the net present value of the excess of lease rentals and other payments on New Star and Gartmore properties with onerous contracts, over the amounts expected to be recovered from subletting these properties. The discounting of expected cash flows will be unwound during the term of the underlying leases (maximum of nine years) as a void property finance charge to the Consolidated Income Statement.

Other

Other provisions relate to issues which have arisen as a result of litigation and obligations during the course of the Group’s business activities. All provisions reflect the Group’s current estimates of amounts and timings.

22 Deferred tax

Group

Deferred tax assets/(liabilities) recognised by the Group and movements therein are as follows:

	Accelerated capital allowances £m	Retirement benefits £m	Intangible assets £m	Compensation plans £m	Other temporary differences £m	Total £m
At 1 January 2015	1.0	(18.4)	(18.6)	30.7	2.4	(2.9)
Acquisitions through business combinations	—	—	(4.8)	—	—	(4.8)
(Charge)/credit to the Consolidated Income Statement	(0.4)	1.8	10.6	(2.6)	0.7	10.1
Charge to the Consolidated Statement of Comprehensive Income	—	(0.1)	—	—	—	(0.1)
Credit to the Consolidated Statement of Changes in Equity	—	—	—	3.7	—	3.7
Impact of foreign exchange movements	—	—	(0.4)	—	0.3	(0.1)
At 31 December 2015	0.6	(16.7)	(13.2)	31.8	3.4	5.9
Acquisitions through business combinations	—	—	—	—	0.2	0.2
(Charge)/credit to the Consolidated Income Statement	(0.3)	1.0	9.6	(4.7)	(5.1)	0.5
Credit to the Consolidated Statement of Comprehensive Income	—	0.2	—	—	0.2	0.4
Charge to the Consolidated Statement of Changes in Equity	—	—	—	(9.2)	—	(9.2)
Impact of foreign exchange movements	—	—	(0.6)	0.6	0.6	0.6
At 31 December 2016	0.3	(15.5)	(4.2)	18.5	(0.7)	(1.6)

Deferred tax assets and liabilities in the above summary represent gross assets and liabilities as follows:

	Assets £m	Liabilities £m	Total £m
At 31 December 2015	37.5	(31.6)	5.9
At 31 December 2016	22.0	(23.6)	(1.6)

Of the Group’s total deferred tax assets and liabilities, £0.8m (2015: £0.6m) and £2.1m (2015: £8.7m), respectively, are anticipated to be received/settled within 12 months of balance sheet date. The remaining amounts are anticipated to be received or settled after 12 months of balance sheet date.

The future reduction in the UK corporation tax rate from 18% to 17% with effect from 1 April 2020 was substantively enacted in 2016. This tax rate change has affected the Group’s deferred tax assets and deferred tax liabilities by £0.2m and £1.2m respectively.

At the reporting date, the Group has unused capital losses in respect of which no deferred tax has been recognised as utilisation of the capital losses is dependent on future taxable capital gains. The unrecognised deferred tax asset in respect of capital losses carried forward is £13.3m (2015: £14.1m), of which £0.8m (2015: £0.7m) will expire in two years (2015: three years) if unused. The remaining capital losses have no expiry date.

At the reporting date, the Group has unused tax losses in respect of which no deferred tax has been recognised as utilisation of the tax losses is dependent on the existence of future taxable profits. The unrecognised deferred tax asset in respect of tax losses carried forward is £1.8m (2015: £1.4m) and these losses have no expiry date.

Deferred tax is not recognised in respect of taxable temporary differences associated with the Group’s investments in overseas subsidiaries, branches, associates and joint ventures where the Group controls the timing of the reversal of the temporary differences and where the reversal of the temporary differences is not anticipated in the foreseeable future (2015: £nil).

23 Trade and other payables

	Group		Company
	2016 £m	2015 £m	2016 £m	2015 £m
OEIC and unit trust creditors	111.6	77.7	—	—
Other creditors	12.4	11.6	1.2	0.9
Accruals	200.0	211.7	3.5	0.2
Deferred income	0.4	1.0	—	—
Amounts owed to subsidiaries	—	—	35.7	20.1
	324.4	302.0	40.4	21.2

Non-current	5.0	10.7	—	—
Current	319.4	291.3	40.4	21.2
	324.4	302.0	40.4	21.2

24 Share capital

Group and Company

24.1 Authorised share capital

	2016 £m	2015 £m
2,194,910,776 (2015: 2,194,910,776) ordinary shares of 12.5 pence each	274.4	274.4

24.2 Allotted share capital

Allotted, called up and fully paid equity shares:

Shares in issue	no.	£m
At 1 January 2015	1,139,167,195	142.4
Issue of shares for share schemes	1,687,715	0.2
Cancellation of shares	(9,012,801)	(1.1)
At 31 December 2015 and 31 December 2016	1,131,842,109	141.5

During 2015, the Company purchased and cancelled 9.0m shares at a cost of £25.0m through a share buyback programme. The Company has not purchased and cancelled any shares under share buyback programmes during 2016.

All ordinary shares in issue carry the same rights to receive dividends and other distributions declared, made or paid by the Company.

24.3 Capital Management

The Directors consider equity attributable to owners of the parent to represent Group capital. The Directors manage the Group’s capital structure on an ongoing basis. Changes to the Group’s capital structure can be affected by adjusting the dividend policy, returning capital to shareholders or issuing new shares and other forms of capital.

The Group’s policy with respect to capital management is to safeguard the Group’s ability to continue as a going concern, maximise shareholder value and to maintain an optimal capital structure to reduce the cost of capital whilst ensuring compliance with all regulatory capital requirements.

Certain subsidiaries of the Group are subject to regulatory oversight and inspection by the FCA and other international regulatory bodies. The Board receives regular updates on headroom over regulatory capital and approves key decisions that may impact the future capital position of the Group. All regulated entities within the Group complied with externally imposed regulatory capital requirements during the period.

The Group maintains a progressive dividend policy, with the Board actively reviewing and setting interim and final dividends in line with business performance and outlook.

25 Reserves

Group and Company

The Consolidated Statement of Changes in Equity and Company Statement of Changes in Equity provide details of movements in equity for the Group and Company respectively.

Nature and purpose of reserves

Share premium

Share premium records the difference between the nominal value of shares issued and the full value of the consideration received or the market price on the day of issue.

Own shares held

Total own shares held had a cost of £92.0m (2015: £106.9m) and a market value of £91.5m (2015: £143.3m) as at 31 December 2016 and constituted 3.4% (2015: 4.1%) of the Company’s issued share capital as at that date.

	2016 no. of shares	2015 no. of shares
Henderson Employee Trust 2000	2,053,186	2,115,862
HHG plc Employee Trust 2004	—	10,000
Henderson Employee Trust 2009	25,602,569	27,826,741
Henderson Group plc Employee Trust 2009	7,459,668	12,180,438
ACS HR Solutions UK Limited	1,167,944	1,119,140
Henderson Employee Share Ownership Trust	2,565,382	3,035,913
	38,848,749	46,288,094

The above trusts are used by the Group to operate the share-based compensation schemes as set out in note 10.

Shares are distributed to employees as and when they vest or the holding period ends, in line with the terms of each scheme, under the administration of the trustees. ACS HR Solutions Share Plan Services (Guernsey) Limited, a Conduent Company, administers all of the above trusts.

Translation reserve

The translation reserve comprises differences on exchange arising from the translation of subsidiaries, whose functional currency is not GBP to period end rates.

Revaluation reserve

The revaluation reserve comprises the amount of any unrealised gain or loss recognised in the Consolidated Statement of Comprehensive Income in relation to available-for-sale financial assets which are not part of a designated hedge relationship.

Upon disposal or impairment of these assets, amounts previously recognised in the revaluation reserve are recycled out and the cumulative amount of the gain or loss is recognised in the Consolidated Income Statement.

Profit and loss reserve

The profit and loss reserve comprises:

•                  results recognised through the Consolidated and Company Income Statement;

•                  actuarial gains and losses recognised in the Consolidated Statement of Comprehensive Income, net of tax;

•                  dividends paid to equity shareholders;

•                  transactions relating to share-based payments; and

•                  amounts paid in excess of the nominal value of the Company’s shares under share buyback programmes.

26 Financial risk management

Financial risk management objectives and policies

Financial assets principally comprise investments in equity securities, fixed income investments, short-term investments, trade and other receivables and cash and cash equivalents. Financial liabilities comprise trade and other payables, non-controlling interests in consolidated funds, derivatives, deferred consideration on business combinations and provisions. The main risks arising from financial instruments are price, interest rate, liquidity, foreign currency and credit. Each of these risks is examined in detail below. The Group monitors financial risks on a consolidated basis and intra-group balances are settled when it is deemed appropriate for both parties to the transaction. The Company is not exposed to material financial risk and separate disclosures for the Company have not been included.

The Group has designed a framework to manage the risks of its business and to ensure that the Directors have in place risk management practices appropriate for a listed company. The management of risk within the Group is governed by the Board and overseen by the Board Risk Committee.

26.1 Price risk

Price risk is the risk that a decline in the value of assets adversely impacts on the profitability of the Group.

The Group is exposed to price risk in respect of its direct investment in seed capital investments in Group funds (being available-for-sale financial assets and financial assets at fair value through profit or loss) and consolidated structured entities. Seed capital investments vary in duration, depending on the nature of the investment, with a typical range of one year to three years for equity, fixed income and multi-asset products and approximately seven years for private equity products. The total market value of the Group’s direct investment in seed capital investments at 31 December 2016, was £123.8m (2015: £117.3m).

Management monitors exposures to price risk on an ongoing basis. Significant movements in investment values are monitored on a daily basis. Where appropriate, management will hedge price risk. At 31 December 2016, investments with a market value of £103.3m (2015: £96.7m) were hedged against price risk through the use of CFDs, CDXs, futures and TRSs.

Price risk sensitivity analysis on seed capital investments

	2016		2015
	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m
Market value movement +/- 10%	—	3.9	—	4.3

26.2 Interest rate risk

Interest rate risk is the risk that the Group will sustain losses from adverse movements in interest rates, either through a mismatch of interest- bearing assets and liabilities, or through the effect such movements have on the value of interest-bearing instruments.

The Group is exposed to interest rates on banking deposits held in the ordinary course of business. However, likely possible movements in interest rates on the Group’s bank accounts do not cause a material difference to the Consolidated Income Statement. Seed capital investments are not currently exposed to interest rate risk. This exposure is monitored by management on a continuous basis.

26.3 Liquidity risk

Liquidity risk is the risk that the Group may be unable to meet its payment obligations as they fall due.

Group liquidity is managed on a daily basis by the Group’s Finance function, to ensure that the Group has sufficient cash or highly liquid assets available to meet its liabilities. Finance also controls and monitors the use of the Group’s non-operating capital resources. It is the Group’s policy to ensure that it has access to funds to cover all forecast commitments for at least the next 12 months.

The maturity dates of the Group’s financial liabilities and obligations are as follows:

At 31 December 2016

	Within 1 year or repayable on demand £m	Within 2-5 years £m	After 5 years £m	Total £m	Carrying value in the Consolidated Statement of Financial Position £m
Trade and other payables (excluding deferred income)	319.0	5.0	—	324.0	324.0
Financial liabilities at fair value through profit or loss	113.2	39.5	—	152.7	149.3
Provisions	3.1	4.9	5.1	13.1	12.0
	435.3	49.4	5.1	489.8	485.3

At 31 December 2015

	Within 1 year or repayable on demand £m	Within 2-5 years £m	After 5 years £m	Total £m	Carrying value in the Consolidated Statement of Financial Position £m
Debt instrument in issue (including interest)	155.4	—	—	155.4	152.9
Trade and other payables (excluding deferred income and accrued debt interest)	287.3	10.7	—	298.0	298.0
Financial liabilities at fair value through profit or loss	98.0	26.5	—	124.5	119.3
Provisions	2.6	6.6	2.7	11.9	11.9
	543.3	43.8	2.7	589.8	582.1

26.4 Foreign currency risk

Foreign currency risk is the risk that the Group will sustain losses through adverse movements in foreign currency exchange rates.

The Group is exposed to foreign currency risk through its exposure to non-GBP income, expenses, assets and liabilities of its overseas subsidiaries as well as net assets and liabilities denominated in a currency other than GBP. The currency exposure is managed by monitoring foreign currency positions. The Group uses forward foreign currency contracts to reduce or eliminate the currency exposure on certain individual transactions. The Group also seeks to use natural hedges to reduce exposure. Where there is a mismatch on material currency flows and the timing is reasonably certain, they are actively hedged. Where there is insufficient certainty, the currency is translated back into GBP on receipt. Foreign currency risk management is overseen by the Hedge Committee.

A rolling programme of forward foreign currency contracts has been implemented to hedge the currency exposures arising from certain seed capital investments (being available-for-sale financial assets and financial assets at fair value through profit or loss) and consolidated structured entities with a year end notional value of USD134.2m, EUR8.0m and AUD38.0m (2015: USD130.0m, EUR7.7m and AUD38.3m).

Foreign currency risk sensitivity analysis

Fund related investments are either denominated in GBP or hedged back to GBP using forward foreign currency contracts based on the Group’s hedging policy. In addition, there are unhedged foreign currency cash balances and net trading receipts in subsidiaries of the Group.

The table below illustrates the impact of GBP weakening by 10% on all unhedged financial assets and liabilities denominated in currencies material to the Group other than GBP. The reverse would be the case if GBP were to strengthen by 10%.

Foreign currency sensitivity analysis

	2016		2015
	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m	Consolidated Income Statement £m	Consolidated Statement of Comprehensive Income £m
US dollar	12.7	4.3	2.5	3.8
Singaporean dollar	(0.1)	1.6	0.4	0.9
Australian dollar	1.9	(0.5)	1.0	(0.1)
Japanese yen	0.2	0.3	(0.2)	0.3
Euro	(13.0)	1.4	(2.9)	1.5

26.5 Credit risk

Credit risk is the risk of a counterparty of the Group defaulting on funds deposited with it or the non-receipt of a trade debt.

The Group has an established credit policy to ensure that it only transacts with counterparties that are able to meet satisfactory rating requirements. Counterparty limits are reviewed and set centrally by the Credit Risk Committee. Management is responsible for ensuring that it remains within these limits and the Risk function monitors and reports any exceptions to the policy. The Group suffered losses of £nil as a result of trade debtor or counterparty defaults during the year (2015: £3.3m as part of the wind-down of private equity).

The Risk function is also responsible for reporting credit exposures to the Board Risk Committee on a quarterly basis and for ensuring that any credit concerns are raised and actions taken to mitigate risks.

The table below contains an analysis of current and overdue debtors. All other financial assets are not past due.

At 31 December 2016

	Not past due £m	0-3 months past due £m	3-6 months past due £m	6-12 months past due £m	Greater than 12 months past due £m	Total £m
Accrued income, OEIC and unit trust debtors, trade debtors and other debtors	257.3	4.8	0.3	0.4	0.5	263.3

At 31 December 2015

	Not past due £m	0-3 months past due £m	3-6 months past due £m	6-12 months past due £m	Greater than 12 months past due £m	Total £m
Accrued income, OEIC and unit trust debtors, trade debtors and other debtors	211.0	9.1	—	0.7	0.6	221.4

The table below contains an analysis of cash and cash equivalents, as rated by Fitch Ratings.

All other financial assets of the Group are generally not rated.

At 31 December 2016

	AAA £m	AA £m	A £m	BBB/ not rated £m	Total £m
Cash and cash equivalents	63.8	84.1	82.1	14.0	244.0

At 31 December 2015

	AAA £m	AA £m	A £m	BBB/ not rated £m	Total £m
Cash and cash equivalents	78.0	193.1	96.2	14.3	381.6

27 Leases

Group

Operating leases

The Group is party to property leases in the UK and internationally. A 20.5 year operating lease was entered into during 2008 on 201 Bishopsgate, London, which provides for reviews to open market rent on every fifth anniversary of the lease and provided an initial rent-free period of 30 months. The rental expense on this lease is being recognised on a straight-line basis over the lease period.

On acquisition of New Star and Gartmore, the Group became party to three further UK material operating leases. These were in relation to 1 Knightsbridge Green, London, 8 Lancelot Place, London and Rex House, Queen Street, London. The lease in respect of 1 Knightsbridge Green expired during the year. At the reporting date, the leases in respect of 8 Lancelot Place and Rex House run for a period of six years and nine years respectively. A void properties provision has been recognised for these leases at the net present value of the net expected future cash outflows (refer to note 21). The Group also has property leases in Australia, Singapore and the USA.

The future minimum lease payments under non-cancellable operating leases fall due as follows:

	2016 £m	2015 £m
Within one year	14.6	16.1
In two to five years inclusive	56.6	56.8
After five years	59.7	72.8
Total	130.9	145.7

The total future minimum sublease payments expected to be received under non-cancellable subleases within one year at the reporting date, were £5.0m (2015: £7.0m).

28 Capital commitments

Group and Company

The amounts of capital expenditure contracted for but not provided for in the financial statements at 31 December 2016 amounted to £nil (2015: £nil).

29 Related party transactions

Company

Details of transactions between the Company and its controlled entities, which are related parties, together with amounts due from and to these related parties at the reporting date, are disclosed below:

	Notes	2016 £m	2015 £m
Transactions with related parties during the year
Movements in capital contributions to indirect subsidiary companies		2.2	(1.0)
Dividends received		118.8	277.0
Net settlement of balances with subsidiary companies		8.6	(112.2)

Amounts owed by/(to) related parties at 31 December
Amounts owed by subsidiary companies	17	15.7	8.7
Amounts owed to subsidiary companies	23	(35.7)	(20.1)

Group

Disclosures relating to investments accounted for using the equity method and Group pension schemes are covered under notes 14.2 and 20 respectively. Transactions between the Company and its controlled subsidiaries and between controlled subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Compensation of key management personnel (including Directors)

The aggregate annual remuneration of Executive Committee members and all Directors, representing key management personnel, is disclosed below for 2016:

	2016 £m	2015 £m
Short-term employee benefits	11.0	14.2
Post-employment benefits	0.2	0.3
Share-based payments	2.5	15.5
	13.7	30.0

On 1 January 2016 the population of key management personnel was reduced from 23 people at 31 December 2015 to 16 people.

Share-based payments attributable to key management personnel are calculated based on the value of awards that have vested in the year.

As at 31 December 2016, there were 8.0m unvested £nil cost options (2015: 8.9m) and 4.6m unvested £nil cost shares outstanding (2015: 7.0m) for this population. In addition, the value of unvested units held in funds at 31 December 2016 was £3.4m (2015: £3.6m).

30 Contingent liabilities

Group

The following contingent liabilities existed or may exist at 31 December 2016:

•                  In the normal course of business, the Group is exposed to certain legal or tax matters, which could involve litigation and arbitration, and may result in contingent liabilities;

•                  Under the Facilitation Agreement dated 8 December 2010 relating to the merger of the assets of the Henderson Liquid Assets Fund (HLAF) into the Deutsche Managed Sterling Fund, the Group gave: (a) certain tax warranties relating to HLAF; and (b) indemnities against certain losses arising from liabilities of HLAF existing prior to the effective date of the merger, certain warranted statements being untrue and any miscalculation of the net asset value of HLAF in the period prior to the effective date of the merger. These warranties and indemnities are subject to certain exclusions and limitations, including a financial cap. The warranties relating to taxation will expire on 28 February 2018 and the indemnities will expire on 28 February 2017;

•                  Under the Share Purchase Agreement dated 13 May 2011 relating to the sale of the entire issued share capital of WorldInvest Management Ltd. to Connor, Clark & Lunn UK Limited (CC&L), the Group gave an indemnity against losses suffered by CC&L arising from prior acts, omissions, liabilities or obligations of New Star Institutional Managers Limited that do not relate to its business, with no expiry date;

•                  Under the Share Sale Agreement dated 1 November 2011 relating to the sale of the entire issued share capital of Gartmore JV Limited to Hermes Fund Managers Limited, the Group gave an indemnity against any liabilities of Gartmore JV Limited existing prior to, or arising as a result of, completion of the sale, subject to certain exceptions. The indemnity is subject to certain exclusions and limitations, including a financial cap, with no expiry date;

•                  Under the Joint Venture and Shareholder Agreement dated 17 May 2012 with Sesame Bankhall Group Limited (Sesame) relating to Optimum Investment Management Limited (OIML) which acted as authorised corporate director of an OEIC, the Group gave to: (a) Sesame and OIML, certain warranties relating to OIML; and (b) OIML, certain indemnities in respect of losses that may be suffered by OIML and which arise from acts, omissions or circumstances occurring prior to completion of that agreement. Those warranties and indemnities are subject to certain exclusions and limitations and will expire on 17 May 2019;

•                  Under the Implementation Agreement dated 24 June 2013 relating to the contribution of the Henderson property business outside North America (non-US Property Business) to a joint venture company (named TIAA Henderson Real Estate Limited) with TIAA-CREF Asset Management Inc., the Group gave: (a) certain warranties and tax covenants relating to itself and the non-US Property Business; and (b) certain indemnities against (i) certain losses that may be incurred by certain companies prior to completion of the transaction or that may arise as a result of completion, (ii) certain undertakings being breached and (iii) stamp duty being incurred in connection with the transfer of shares in certain companies to be transferred to the joint venture. These warranties, covenants and indemnities are subject to certain exclusions and limitations, including (other than in relation to certain of the indemnities referred to in (b) (i) above) a financial cap. The warranties relating to matters other than taxation have expired and no claims have been notified that the Group considers likely to give rise to a liability. The tax warranties and tax covenant will expire on the seventh anniversary of completion of the transaction;

•                  Under the Asset Purchase Agreement dated 24 June 2013 relating to the sale and purchase of the Henderson property business in North America (US Property Business) to Teachers Insurance and Annuity Association of America (TIAA), the Group gave an indemnity (with no express expiry date) against certain losses that may arise from (i) any liabilities specifically excluded from the transaction, (ii) all taxes of the Group not relating to the US Property Business and any pre-completion taxes and (iii) certain employee related liabilities other than any that may be assumed by TIAA under the Asset Purchase Agreement;

•                  Under the terms of the Gartmore Pension Scheme wind-up, the indemnity provided by the Group to the Trustee, covering all liabilities and expenses incurred by the Trustee, including actions against it, will continue for 12 years after the signing of the deed of termination on 10 February 2014;

•                  Under the Share Sale Agreement dated 30 April 2014, and completed on 1 December 2014, relating to the acquisition of Henderson Global Investors (Holdings) Limited’s 50% shareholding in Intrinsic Cirilium Investment Company Limited (ICICL) by its joint venture partner, Intrinsic Financial Services Limited, the Group indemnified ICICL for (a) 39.7% of losses suffered post completion relating to its conduct during the period when it was a joint venture company; and (b) all losses suffered by it relating to the period before it became a joint venture company;

•                  Under the Share Sale Agreement dated 28 April 2015 relating to the acquisition by entities controlled by TIAA-CREF of Henderson Global Investors (Holdings) Limited’s remaining 40% shareholding in TIAA Henderson Real Estate Limited, the Group gave certain warranties relating to itself and its shareholding in TIAA Henderson Real Estate Limited. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire on 1 June 2017;

•                  Under the Agreement and Plan of Merger dated 3 October 2016 (Merger Agreement) relating to the business combination of Henderson Group plc (Henderson) and Janus Capital Group Inc (Janus) (the Merger), customary representations and warranties were made by each of Henderson and Janus. The Merger Agreement also provides that if Henderson or Janus terminates the Merger Agreement because of a failure of the shareholders of the other party to approve the Merger at the shareholder meeting, Henderson or Janus, as the case may be, will reimburse the other party for its actual out-of-pocket fees and expenses subject to a cap of US$10 million and that, upon termination of the Merger Agreement under specified circumstances, including: (i) a change in the recommendation of the Henderson Board or the Janus Board; or (ii) a termination of the Merger Agreement by Henderson or Janus, because of a failure of the shareholders of the other party to approve the Merger or because the Merger is not completed by 30 September 2017, in each case at a time when there was an offer or proposal for an alternative transaction with respect to such party (and such party enters into or completes an alternative transaction within a 12-month tail period), Henderson or Janus, as the case may be, will pay to the other party a termination fee equal to US$34 million in cash. There are no other circumstances in which a termination fee or indemnity would become payable in respect of a party’s breach of a representation or warranty; and

•                  Under the Facilitation Agreement dated 1 November 2016 relating to the transfer of the investment business carried out by Henderson’s Volantis team (the Volantis Business) to Lombard Odier Asset Management (Europe) Limited (LO), Henderson Global Investors (Holdings) Limited (HGI(H)L) gave certain warranties relating to itself and the Volantis Business. These warranties are subject to certain exclusions and limitations (including a financial cap) and will expire 30 months from the completion date (which is expected to be in the first quarter of 2017). The Facilitation Agreement also contains an indemnity from HGI(H)L in favour of LO against any liabilities that arise in connection with any act or omission of Henderson prior to the completion date in respect of any contracts that are novated to LO.

As at the date of approval of the 2016 financial statements, the Group and Company neither foresee nor have they been notified of any material claims under outstanding warranties and indemnities from the above-mentioned agreements.

31 Movements in controlled entities

Group

There have been no acquisitions or disposals of controlled entities during the year ended 31 December 2016.

32 Events after the reporting date

Group

On 3 February 2017, the Group renewed its £30.0m revolving credit facility. Currently, there are no amounts drawn down.

The Board had not, as at 8 February 2017, being the date on which the financial statements were approved, received any information concerning significant conditions in existence at the reporting date, which has not been reflected in the financial statements as presented.

33 Subsidiaries of the Group

Group

The subsidiaries of the Group, excluding the directly held subsidiaries of the Company, as detailed in note 14.1, are as follows:

	Country of incorporation and principal place of operation	Functional currency	Percentage owned 2016	Principal activity
Advizas Limited(22)	UK	GBP	100%	Company in liquidation
Alphagen Capital Limited(1)	UK	GBP	100%	Investment management services
CLOF II UK Limited(22)	UK	GBP	100%	Company in liquidation
Gartmore Group Limited(2)	Cayman Islands	GBP	100%	Holding company
Gartmore Investment Limited(1)	UK	GBP	100%	Investment management services
Gartmore Investment Management Limited(1)	UK	GBP	100%	Holding company
Gartmore Investment Services GmbH(3)	Germany	EUR	100%	Company in liquidation
Gartmore Investment Services Limited(1)	UK	GBP	100%	Holding company
Gartmore Services Limited(4)	Jersey	GBP	100%	Professional services
Geneva Capital Management LLC(7)	USA	USD	100%	Investment management services
Gibran Securities Pty Limited(23)	Australia	AUD	100%	Holding company
G.I.L. Nominees Limited(22)	UK	GBP	100%	Company in liquidation

H3 Global Advisors Limited(22)	UK	GBP	100%	Company in liquidation
H3 Global Advisors Pty Limited(6)	Australia	AUD	100%	Investment management services
Henderson Administration Limited(1)	UK	GBP	100%	Administrative services
Henderson AE Pty Limited(6)	Australia	AUD	100%	Company in liquidation
Henderson AFI Pty Limited(6)	Australia	AUD	100%	Company in liquidation
Henderson Alternative Investment Advisor Limited(1)	UK	GBP	100%	Holding company
Henderson Asset Management Limited(1)	UK	GBP	100%	Holding company
Henderson Equity Holdings LLC(7)	USA	USD	100%	Holding company
Henderson Equity Partners (GP) Limited(8)	UK	GBP	100%	General partner
Henderson Equity Partners Funds Limited(4)	Jersey	GBP	100%	Investment holding company
Henderson Equity Partners India Private Limited(10)	India	INR	100%	Investment management services
Henderson Equity Partners Jersey (GP) Limited(4)	Jersey	GBP	100%	General partner
Henderson Equity Partners Limited(1)	UK	GBP	100%	Investment management services
Henderson Finances(22)	UK	GBP	100%	Company in liquidation
Henderson Fund Management (Luxembourg) SA(11)	Luxembourg	EUR	100%	Company in liquidation
Henderson Fund Management Limited(1)	UK	GBP	100%	Investment management services
Henderson Global Group Limited(5)	Ireland	GBP	100%	Holding company
Henderson Global Investors (Australia) Funds Management Limited(6)	Australia	AUD	100%	Investment management services
Henderson Global Investors (Australia) Institutional Funds Management Limited(6)	Australia	AUD	100%	Investment management services
Henderson Global Investors (Australia) Limited(6)	Australia	AUD	100%	Administrative services
Henderson Global Investors (Brand Management) Sarl(13)	Luxembourg	GBP	100%	Intellectual property
Henderson Global Investors (Holdings) Limited(1)	UK	GBP	100%	Holding company
Henderson Global Investors (Hong Kong) Limited(14)	Hong Kong	HKD	100%	Investment management services
Henderson Global Investors (International Holdings) BV(15)	Netherlands	EUR	100%	Holding company
Henderson Global Investors (Ireland) Limited(12)	Ireland	EUR	100%	Company in liquidation
Henderson Global Investors (Japan) Limited(16)	Japan	JPY	100%	Investment management services
Henderson Global Investors (North America) Inc(7)	USA	USD	100%	Investment management services
Henderson Global Investors (Schweiz) AG(17)	Switzerland	CHF	100%	Marketing services
Henderson Global Investors (Singapore) Limited(18)	Singapore	SGD	100%	Investment management services
Henderson Global Investors Asset Management Limited(1)	UK	GBP	100%	Holding company
Henderson Global Investors BV(15)	Netherlands	EUR	100%	Marketing services
Henderson Global Investors Equity Planning Inc(7)	USA	USD	100%	Investment management services
Henderson Global Investors Geneva (Luxembourg) Finance SA(13)	Luxembourg	USD	100%	Group financing
Henderson Global Investors Geneva Finance Limited(1)	UK	USD	100%	Holding company
Henderson Global Investors Limited(1)	UK	GBP	100%	Investment management services

Henderson Global Investors NPC Holdings LLC(7)	USA	USD	100%	Holding company
Henderson Holdings Group BV(15)	Netherlands	GBP	100%	Holding company
Henderson Holdings Group Limited(1)	UK	GBP	100%	Holding company
Henderson Holdings Limited(1)	UK	GBP	100%	Holding company
Henderson International GP LLC(7)	USA	USD	100%	General partner
Henderson International Inc(7)	USA	USD	100%	Holding company
Henderson Investment Consulting (Beijing) Limited(19)	China	CNY	100%	Investment management services
Henderson Investment Funds Limited(1)	UK	GBP	100%	Investment management services
Henderson Investment Management Limited(1)	UK	GBP	100%	Investment management services
Henderson Management SA(13)	Luxembourg	USD	100%	Investment management services
Henderson Nominees Limited(1)	UK	GBP	100%	Dormant company
Henderson Secretarial Services Limited(1)	UK	GBP	100%	Company secretarial services
Henderson UK Finance Limited (22)	UK	GBP	100%	Company in liquidation
Henderson Unit Trusts Limited(1)	UK	GBP	100%	Dormant company
HEP (GP) Limited(1)	UK	GBP	100%	General partner
HGI (Investments) Limited(1)	UK	GBP	100%	Investment holding company
HGI Asset Management Group Limited(1)	UK	GBP	100%	Holding company
HGI Group Limited(1)	UK	GBP	100%	Holding company
HGI OMP UK Limited(22)	UK	GBP	100%	Company in liquidation
HGP2 Limited(8)	UK	GBP	100%	General partner
HGP3 Limited(9)	UK	GBP	100%	Company in liquidation
HGP4 Limited(9)	UK	GBP	100%	Company in liquidation
HGP5 Limited(9)	UK	GBP	100%	Company in liquidation
HPC Nominees Limited(1)	UK	GBP	100%	Dormant company
New Star Asset Management (Bermuda) Limited(20)	Bermuda	GBP	100%	Investment management services
New Star Asset Management Group Limited(1)	UK	GBP	100%	Holding company
Oxford Acquisition III Limited(22)	UK	GBP	100%	Company in liquidation
UKFP (Asia) Nominees Limited(21)	British Virgin Islands	HKD	100%	Dormant company
90 West Asset Management Limited(6)	Australia	AUD	100%	Company in liquidation

The Group has a number of regulated subsidiaries which are subject to the capital requirements of certain regulatory bodies which can restrict their ability to remit funds to an immediate, intermediate or ultimate holding company within the Group.

Registered office of subsidiaries

(1)              201 Bishopsgate, London, United Kingdom, EC2M 3AE

(2)              Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104

(3)              25th Floor, Tower 185, Friedrich-Ebert-Anlage 35-37, 60327 Frankfurt am Main, Germany

(4)              5th Floor, 37 Esplanade, St Helier, Jersey, JE1 2TR

(5)              70 Sir John Rogerson’s Quay, Dublin 2, Ireland

(6)              Level 36, Grosvenor Place, 225 George Street, Sydney, NSW 2000, Australia

(7)              c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808

(8)              50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, Scotland

(9)              20 Castle Terrace, Edinburgh, EH1 2EG

(10)       c/o Budhraja Adlakha & Co., 5/31 W.E.A Karol Bagh, New Delhi, 110 005, India

(11)       c/o Themix Lex Avocats, 15, Rue Du Fort Bourbon, L-1249, Luxembourg

(12)       Russel Court, Stokes Place, St. Stephens Green, Dublin, Ireland

(13)       2 Rue de Bitbourg, L-1273, Luxembourg

(14)       Suites 4108 Jardine House, 1 Connaught Place, Central, Hong Kong, Hong Kong

(15)       Roemer Visscherstraat 43-45, 1054 EW Amsterdam, Netherlands

(16)       6-5 Marunouci 1-chrome, Chiyoda-ku, Tokyo, 100-0005, Japan

(17)       Rennweg 28/Fortunagasse 40, 8001 Zurich, Switzerland

(18)       One Marina Boulevard, # 28-00, Singapore, 018989

(19)       Suite 2401-15, China World Office 2, No.1 Jianguomenwai Avenue, Beijing, 100004, China

(20)       2 Church Street, Hamilton, HM 11, Bermuda

(21)       PO Box 438 Beaufort House , Road Town, Tortola, British Virgin Islands

(22)       KPMG, 15 Canada Square, London, E14 5GL

(23)       Level 47, Suite 4702, 1 Macquarie Place, Sydney, NSW 2000, Australia

Glossary

90 West

90 West Asset Management Limited

2016 Notes

Senior, unrated fixed rate notes repaid in full in March 2016

AAF Control Report

Audit and Assurance Facility Control Report

AGM

Annual General Meeting

AIFMD

EU Alternative Investment Fund Managers Directive

ASX

Australian Securities Exchange

ASX Principles

The ASX Corporate Governance Council issued Corporate Governance Principles and Recommendations

AUM

Assets under management

BAYE

Buy As You Earn Share Plan

Board

The Board of Directors of Henderson Group plc

bps

Basis points

BRC

Board Risk Committee

CDIs

CHESS Depositary Interests

CDP

Formerly known as Carbon Disclosure Project

CDXs

Credit default indices

CFDs

Contracts for difference

CFO

Chief Financial Officer

Code Staff

Employees who perform a significant influence function, senior management and risk takers whose professional activities could have a material impact on a firm’s risk profile

Company

Henderson Group plc

compensation ratio

Employee compensation and benefits from continuing operations divided by net fee income from continuing operations, calculated on an underlying profit basis

CPI

Consumer Price Index

CRO

Chief Risk Officer

CSOP

Company Share Option Plan

DEP

Deferred Equity Plan

Directors

The directors of Henderson Group plc

EBITDA

Earnings before interest, tax, depreciation and amortisation

EMEA

Europe, Middle East and Africa

EPS

Earnings per share

ESG

Environmental, Social and Governance

ESOP

Employee Share Ownership Plan

ExCo

Executive Committee

Executive Directors

Being the Chief Executive, Chief Financial Officer, and Global Head of Distribution

ExSOP

Executive Share Ownership Plan

FCA

UK Financial Conduct Authority

FRC

UK Financial Reporting Council

FTE

Full-Time Equivalent

FX

Foreign Exchange

GAAP

Generally accepted accounting principles

Gartmore

Gartmore Group Limited and its controlled entities

Gartmore acquisition

The acquisition of the entire share capital of Gartmore Group Limited

Geneva

Geneva Capital Management LLC

GHG emissions

Greenhouse Gas emissions

Group

Henderson Group plc and its controlled entities

hedge funds

Hedge funds including absolute return funds

Henderson

Controlled entities of Henderson Group plc carrying out core investment management activities

HGPS

Henderson Group Pension Scheme

HMRC

HM Revenue & Customs

HR

Human Resources

IAS

International Accounting Standard

ICAAP

Internal Capital Adequacy Assessment Process

ICICL

Intrinsic Cirilium Investment Company Limited

IFRS IC

International Financial Reporting Standards Interpretations Committee

IFRS

International Financial Reporting Standards as adopted by the European Union

KPI

Key performance indicator

LLC

Limited Liability Company

LLP

Limited Liability Partnership

LSE

London Stock Exchange

LTIP

Long-Term Incentive Plan

management fee margin

Management fees divided by average assets under management

MiFID II

Markets in Financial Instruments Directive 2

net margin

Underlying profit before tax from continuing operations divided by average assets under management

New Star

New Star Asset Management Group PLC and its controlled entities

OEIC

Open-Ended Investment Company

OIML

Optimum Investment Management Limited

operating margin

Net fee income from continuing operations less total operating expenses from continuing operations divided by net fee income from continuing operations

OTC

Over The Counter

Perennial

Perennial Fixed Interest Partners Pty Limited and Perennial Growth Management Pty Limited

PwC

PricewaterhouseCoopers LLP

RPI

Retail Price Index

RSP

Restricted Share Plan

SAYE

Sharesave Scheme

SICAV

Société d’investissement à capital variable (collective investment scheme)

Solvency II

European Union-wide insurance regulatory regime

TCF

Treating Customers Fairly

TH Real Estate

The joint venture vehicle named TIAA Henderson Real Estate Limited into which the Group contributed its European and Asian property business

TIAA-CREF transactions

The agreement to sell the North American property business and to contribute the European and Asian property business into a newly formed joint venture, TIAA Henderson Real Estate Limited total fee margin

Net fee income from continuing operations divided by average assets under management

TRSs

Total return swaps

TSR

Total Shareholder Return

UCITS

Undertaking for Collective Investment in Transferable Securities

UK/United Kingdom

The United Kingdom of Great Britain and Northern Ireland

UK Code

Financial Reporting Council issued UK Corporate Governance Code

UK Companies Act

Companies Act 2006

UNPRI

United Nations Principles for Responsible Investment